UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
GenesisAI Corporation

Legal status of issuer

> **Form**
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> July 3, 2018

Physical address of issuer

530 Kinkead Way, #206, Albany, CA 94706

Website of issuer

www.genesisai.io

Current number of employees

2 full-time employees and 2 part-time employees.

Summary financial information is provided below for the most recent fiscal year ended December 31, 2023 and prior fiscal year ended December 31, 2022.

	Most recent fiscal year-end December 31, 2023	Prior fiscal year-end December 31, 2022
Total Assets	$243,319	$519,795
Cash & Cash Equivalents	$189,246	$452,795
Accounts Receivable	$2,073	$0
Short-term Debt	$10,243	$35,510
Long-term Debt	$0	$0
Revenues/Sales	$9,145	$8,122
Cost of Goods Sold	$4,500	$12,331
Taxes Paid	$0	$0
Net Income/Loss	-$1,620,839	-$2,539,154

March 20th, 2024

FORM C-AR: Annual Report

GenesisAI Corporation



**ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2023**

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by GenesisAI Corporation, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about (i) the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") offered and sold by the Company pursuant to Regulation Crowdfunding ("Reg. CF") and Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), during the fiscal year ended December 31, 2023. A copy of this report may be found on the Company's website at www.genesisai.io.

On July 11, 2022, pursuant to that certain Offering Statement on Form C dated July 8, 2022, and all subsequent amendments thereto on Form C/A (as amended, the "Form C/A"), we commenced an offering (the "Reg. CF Offering") of the Class A Common Stock, under Reg. CF. The offering is for up to 716,464 shares of Class A Common Stock at a price per share of $4.25 and total maximum gross proceeds of $3,044,972, with Netcapital Funding Portal Inc. ("Netcapital" or the "Funding Portal"), a funding portal registered with the Securities and Exchange Commission (the "SEC") and member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Reg. CF Offering does not have a deadline to meet the maximum offering amount thereunder. Except as updated or superseded by this Form C-AR, further information and disclosures about the Reg. CF Offering are provided in the Form C/A. During calendar year of 2023, the Company had sold 94,946 shares of Class A Common Stock at a price per share of $4.25 in the Reg. CF Offering for total gross proceeds of $403.520

On February 18, 2022, pursuant to that certain Offering Statement on Form 1-A filed with the SEC on February 1, 2022 (the "Reg. A Offering Statement") and all subsequent offering circular supplements thereto, together with certain selling stockholders (the "Selling Stockholders"), we commenced an offering of a maximum of 17,647,058 shares of Class A Common Stock at a price per share of $4.25 and total maximum gross proceeds of $75,000,000 under Tier 2 of Regulation A of the Securities Act ("Regulation A"), on a delayed or continuous basis pursuant to Securities Act Rule 251(d)(3) (as amended from time to time, the "Reg. A Offering"). Of the 17,647,058 shares of Class A Common Stock to be sold in the Reg. A Offering: (i) the Company offered up to 12,329,538 shares of Class A Common Stock for maximum gross proceeds of $52,500,000, or 70% of the proceeds from each closing on a pro-rata basis (as amended from time to time, the "Primary Offering"); and (ii) the Selling Stockholders offered up to 5,294,118 shares of Class A Common Stock for maximum gross proceeds of $22,500,000, or 30% of the proceeds from each closing on a pro-rata basis (as amended from time to time, the "Secondary Offering"). The minimum per-investor investment in the Reg. A Offering was initially $497.25, or 117 shares. On July 8, 2022, the SEC qualified our Post-Effective Amendment to the Reg. A Offering Statement (the "Amended Offering Statement"), which amended our Reg. A Offering to: (a) include information contained in the Company's Special Financial Report on Form 1-K for the fiscal year ended December 31, 2021, filed on June 15, 2022, updating the Reg. A Offering Statement's plan of distribution and offering expenses sections relating to our termination of Dalmore Group, LLC, member FINRA/SIPC ("Dalmore"), as the broker-dealer of record for the Reg. A Offering; (b) disclose that the minimum investment amount per investor was reduced from $497.25, or 117 shares of Class A Common Stock, to $250.75, or 59 shares of Class A Common Stock; (c) file as an exhibit to the Amended Offering Statement the revised form of Subscription Agreement for the Reg. A Offering; and (d) update certain other information in, and file certain additional exhibits to, the Amended Offering Statement. The Amended Offering Statement, the Offering Circular filed on July 8, 2022, and all offering circular supplements filed subsequent thereto, provided for the Reg. A Offering to consist of a maximum of 17,613,626 shares of Class A Common Stock for maximum gross proceeds of $74,857,914, including up to 12,329,538 shares of Class A Common Stock in the Primary Offering for maximum gross proceeds of $52,400,539.80 and up to 5,284,088 Shares of Class A Common Stock in the Secondary Offering for maximum gross proceeds of $22,457,374.20. In calendar year of 2023, the Company has not sold any shares of Class A Common Stock at a price per share of $4.25 in the Reg. A Offering. Further information about the Reg. A Offering and disclosures are provided in the Amended Offering Statement, the Offering Circular filed on July 8, 2022, Supplement No. 1 to the Offering Circular dated July 8, 2022, filed on July 11, 2022, and Supplement No. 2 to the Offering Circular dated July 8, 2022, filed on September 28, 2022.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.), which requires that it file a report with the Commission annually and post the report on its website at www.genesisai.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation Crowdfunding and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation Crowdfunding by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 20th, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and the Company cannot predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

GenesisAI Corp., referred to herein as the "Company," as well as references to "we," "us," or "our", is a Delaware corporation that was incorporated on July 3, 2018.

The Company is located at 530 Kinkead Way, #206, Albany, CA 94706.

The Company's website is www.genesisai.io.

The information available on or through our website is not a part of this Form C-AR. The address of the Company's legal counsel for copies of notices is Bevilacqua PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Business Overview

Artificial intelligence is growing rapidly. This revolutionary technology is becoming a part of many aspects of the internet and the global economy, including investing, trading, and social media. Now, large companies are investing tens of billions of dollars into AI. But issues plaguing the AI industry are plentiful. For years, AI tools have been developed and operated in silos, created within a single company, or for a single purpose, without any means of exchanging data with each other, or learning from other developers. This has made it difficult to create synergistic AI applications. Furthermore, in our opinion, developers have had no way to monetize the technology that they have developed.

With our GenesisAI protocol, we envision a completely different world. The GenesisAI protocol will allow anybody to upload an AI service to the GenesisAI network. Under this system, AI becomes a globally accessible resource. Anyone can utilize its technological benefits or become an agent in its development. GenesisAI's existing AI applications help investors and traders find investment opportunities and save time doing investment research. GenesisAI will maximize the functionality and accuracy rate of AI models through cross-provider transfer learning, enabling multiple AI applications to exchange data and trade services.

Our AI protocol and platform and related online marketplace are not yet fully developed and it is still in the process of development. Currently we have two products that are launched. The first product is an AI API marketplace and the second product is an AI-powered email marketing tool (which operates as a standalone product but we intend to deploy it on our AI marketplace).

Market

According to an April 2021 report, the market for AI as measured by revenues is estimated to grow to approximately $2.8 trillion by 2030 (Transparency Market Research, Inc., "Artificial Intelligence Market Insights, 2020-2030," November 2021). PwC estimated $15.7 trillion in potential contributions to the global economy by 2030 from the AI industry (PwC, "Sizing the Prize: What's the Real Value of AI for Your Business and How Can You Capitalize?", September 8, 2017). Out of this amount, $6.6 trillion is likely to come from increases in productivity and around $9 trillion is likely to come from consumption-side effects. PwC estimated up to a 26% boost in GDP for local economies from AI by 2030. According to PwC, all regions of the global economy will experience benefits from AI. The biggest sector gains will be in retail, financial services and healthcare as AI increases productivity, product quality and consumption. The greatest economic gains from AI technology are expected in China (up to 26% GDP boost by 2030) and North America (potential 14% GDP boost). One of the areas that PwC considers to be a high-potential use case is personalized financial planning. This application is one of the focuses of our AI platform: providing AI-powered tools to retail investors to enable them to control their financial future and better plan their investment allocations.

A business survey found that AI adoption has more than doubled since 2017 (Michael Chui, Bryce Hall, Helen Mayhew, and Alex Singla, "The state of AI in 2022—and a half decade in review," McKinsey and Co., December 2022). In 2017, the authors reported that 20% of respondents reported adopting AI in at least one business area, whereas today, that figure stands at 50%, though it peaked higher in 2019 at 58%.

Based on our experience in this industry, currently AI development is hindered by two fundamental problems:

- AI development is expensive.
- Independent AI developers can neither easily monetize nor coordinate their capabilities with other AI developers to satisfy end users' machine-learning needs.

In our opinion, the AI market today is fragmented and dominated by large, oligopolistic tech companies, which may charge inflated prices for their AI services. We believe the number of AI developers is very limited. There is no easy way for independently-developed AIs to exchange data, trade services, learn from each other, or expand their own capabilities. Most companies cannot afford to hire their own team of AI engineers to create in-house AIs, nor do they have enough technical capabilities to use open-source application programming interfaces, or APIs, to purchase and integrate the specific AI services that they need. Moreover, we believe it is often difficult to judge the quality of independently-developed AIs because of the lack of credible reputation systems. Companies and others operating on a lean budget may face high-risk decisions when choosing which AIs to use.

While some open-source APIs are currently available on GitHub and elsewhere on the Internet such as on Google's TensorFlow, they are sometimes hard to use and difficult to integrate even with technical expertise. Companies may need to spend tens of thousands of dollars simply to allow different AI capabilities to coordinate. We are democratizing access to the independent AI developers by wrapping their AI code in an easily accessible AI protocol. The common protocol will help reduce the cost of AI work by increasing the total supply of accessible AI services. The ease of using wrapped AIs empowers even people without technical expertise to reach their goals with the power of sophisticated AI. No or limited engineering work is required in order to use the AI technologies on GenesisAI. Our protocol enables AI developers to coordinate and end users to find and use the best outsourced AI programs to suit their needs and budgets.

Concerning, GenesisAI's second product, there is a major problem of companies not being able to send large scale cold email campaigns in addition to it being very hard to personalize emails at scale. Companies, often spend more than 10 minutes to personalize each email. Furthermore, email data is very expensive which makes it impractical for many companies to send large scale email campaigns.

Our Solutions

We have developed GenesisAI, an artificial intelligence, or AI, protocol and platform that enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol, we are building an online marketplace for AI products and services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. We provide a web platform that will facilitate the offer and sale of a variety of low-cost advanced AI services. Our platform helps to make machine-learning AI technology more accessible and affordable for companies, governments, and other organizations around the world.

By using our services, we expect the public will finally have access to services that are currently out of their reach due to limited resources. When they access the GenesisAI marketplace, they will be able to search for the service they want, and our system is designed to couple them with some existing provider, similar to how Uber matches drivers and riders. The GenesisAI platform will couple them with the service provider, and we anticipate they will rely on our platform to evaluate service quality and choose the most appropriate service from a numerous set of services. On the supply side, independent AI service providers will be able to develop, combine, and compete with large tech companies to capture the AI services market. Our web platform matches unused resources, such as in-house developed AI platforms and open-source Github AI code, with organizations in need of these resources.

GenesisAI itself will use AI-powered technology to match buyers and sellers. This technology will account for users' past behavior, willingness to pay, and needs. For example, if users recently ordered AI services for speech recognition, they may receive suggestions about similar and complimentary AI services. Moreover, buyers will be able to filter their searches based on their willingness to pay for a particular service, the reviewer's rating, and how quickly they want to get the service.

Our goal is to eliminate an oligopolistic system where a few large tech companies hold a strong majority of the AI industry, and we hope to be significantly closer to this vision in five years. If we achieve our vision, we believe that

GenesisAI could become one of the most valuable technologies of all time.

Our second product email marketing tool allows companies to achieve three things. First, our tool builds custom email servers for customers so that they can send large-scale email campaigns substantially cheaper than many alternatives. Second, we sell email data approximately 10 times cheaper than the market average. Finally, we personalize bodies of emails based on email template and recipient bios' by AI.

GenesisAI Artificial Intelligence Platform

The GenesisAI protocol and platform enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol, the GenesisAI platform will host an online marketplace for AI products and services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. Initially, the platform focused on financial assets management, and its scope has been expanded to cover additional products and services, such as analyzing customer reviews. We plan to generate revenues through a variety of sources, including the collection of a percentage of the transaction proceeds for transactions performed through our web platform. We expect that our web platform transaction fee will initially be 30%.

In addition to these services, our platform will broaden to enable the AI interoperability and marketplace services described above in any market sector. For example, a hotel could use an AI provider's AI to request a summary of customer behavior depending on different variables and recommendations to increase the customer base. The hotel's AI provider could, in turn, use another AI provider's AI to use a service that uses pattern recognition to recognize the hotel's customer behavior and customer pain points. After receiving the output from the second provider, the first provider could use the input to provide data-rich models of customer behavior and strategies for increasing customer capture and retention.
Our web platform is in the beta stage of development. We believe that the transaction fee we intend to charge on our platform will be substantially lower than the marketing costs that our platform users would expect to spend in generating the same transaction volume. Our second product email marketing tool allows companies to achieve three things. First, our tool builds custom email servers for customers so that they can send large-scale email campaigns substantially cheaper than many alternatives. Second, we sell email data approximately 10 times cheaper than the market average. Finally, we personalize bodies of emails based on email template and recipient bios' by AI.

Commercialization

Currently, we are focused on developing the product, learning from the users, and increasing the number of users we have on the platform. Our goal is to start commercializing the product once we have enough users to support the commercialization. We plan to have two major sources of revenue. First, we will be charging users monthly subscription fees to use all of our tools on the GenesisAI platform. Second, we expect to earn a 30% commission from marketplace transactions. For example, if a buyer posts a request for an AI service for which he is willing to pay $10,000 to the service provider, then GenesisAI would earn a 30% commission from that transaction. Third we are charging subscription fee for customers to use our email marketing tool. Fourth, we sell email address data to customers who want to send large scale emails. Fifth, we monetize AI-powered email body personalization.

Competition

Our competitors include RapidAPI and SingularityNET. We believe we are different in that not only are we connecting buyers and sellers of AIs with each other, but our protocol also enables multiple AI products to work together seamlessly (e.g., a speech recognition program and a translation program working together to produce speech translation). We believe that these distinctions could give us a unique edge in providing potentially higher quality AI products and services and increased functionality.

Regarding our email marketing tool we are competing against Instantly and Apollo. We are very different from them because GenesisAI is a large-scale email marketing tool (allowing users to send 50k+ emails a day just form a single mailing server) whilst Instantly and Apollo limit the number of emails users can send per domain.

Customer Base

We plan to operate as a marketplace. While there is no assurance that our software providers and user base will be large enough for us to reach profitability, we do not anticipate that we will be dependent on one or a few major customers or suppliers. A small group of companies has supplied technology for our platform in the form of an API. On the demand side, there are more than 2,500 individual users of our platform according to data from our cloud application provider.

Regarding email marketing tool, we have approximately 11paid customers.

For further discussion, see "*Risk Factors – Risks Related to the Company's Business and Industry – We may depend on a limited number of software providers for our service to function adequately. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the market,*" and "*Risk Factors – Risks Related to the Company's Business and Industry – The market size for AI services may be smaller than we have estimated.*"

Intellectual Property

We do not own any patents and have not registered any copyrights. We currently own the domain www.genesisai.io and maintain our corporate website at this domain. We have been granted trademark protection under the mark "GenesisAI" for our web platform technology on our website featuring an online marketplace for exchanging goods and services with other users. We may also seek copyright and other applicable intellectual property protections when we have finished development. All of our current and former employees and independent contractors have agreed to standard assignments of all rights to any intellectual property that was developed in the course of employment or engagement.

Employees

As of March 5th, 2024, we had 2 full-time employees and 2 part-time employees. We believe that we maintain a satisfactory working relationship with our employees and consultants, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.

Properties

We do not own, rent, or otherwise maintain any physical offices or other properties other than the home office that is located at the company CEO's apartment. All employees and independent contractors supply their own equipment and facilities other than a small amount of computer and office equipment purchased by the Company.

Governmental/Regulatory Approval and Compliance

Our company not only provides email marketing services to clients but also engages in cold emailing for promotional and business development purposes. The practice of sending cold emails, both by us and our clients, is subject to a complex framework of regulations, notably the CAN-SPAM Act enforced by the Federal Trade Commission (FTC). These regulations govern various aspects of email communication, including the use of accurate header information, non-deceptive subject lines, clear identification of the message as an advertisement, the inclusion of an opt-out mechanism, and prompt compliance with opt-out requests.

Non-compliance with these regulations can result in significant legal and financial repercussions. For our clients, we strive to provide tools and guidance to ensure compliance, but we cannot fully control their email practices. As for our own marketing activities, we are directly exposed to the risk of regulatory actions, including fines and penalties, if our cold emailing practices are found non-compliant.

Moreover, client or our own non-compliance could lead to reputational harm, potential legal disputes, and financial liabilities. The evolving nature of email marketing regulations, both domestically and internationally, could necessitate substantial adjustments to our operations and services. Furthermore, as our business grows and email marketing practices continue to evolve, we may face increased regulatory scrutiny.

These risks could have a material adverse impact on our business, financial condition, and operating results. We actively monitor regulatory developments and invest in compliance measures for both our clients' and our own email marketing practices. However, there is no guarantee that these efforts will fully mitigate the associated risks, particularly in light of the dynamic nature of email marketing regulations and the potential for unforeseen enforcement actions

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

DIRECTORS, OFFICERS, AND EMPLOYEES

The following table sets forth the name and position of each of our current executive officers, directors, and significant employees.[1]

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Archil Cheishvili	President, Chief Executive Officer, Director	30	July 2018 - present	N/A
Levan Silagadze	Director	33	October 2021 - present	N/A
Shota Shanidze	Director	34	October 2021 - present	N/A

(1) There are no arrangements or understandings between the persons described above and any other persons pursuant to which the person was or is to be selected to his office or position.

Each director is elected until a successor is duly elected and qualified. There are no agreements or understandings for our executive officer and directors to resign at the request of another person and no officer or director is acting on behalf of nor will he act at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Our directors and executive officer have not, during the past five years:

- been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

- had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Archil Cheishvili - Director, President, and Chief Executive Officer   **Dates of Service: July 2018 - Present**

Mr. Cheishvili has served as our President, Chief Executive Officer, and as a member of our board of directors since July 2018. In those positions, he is responsible for setting the Company's vision and strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition. From June 2016 to November 2019, Mr. Cheishvili was the Chief Executive Officer and President of Palatine Analytics Corporation. Mr. Cheishvili graduated from Harvard University in 2016 with a Bachelor of Arts degree in Economics.

Levan Silagadze, Director   **Dates of Service: October 2021 - Present**

Deputy Head of the Economic Department at, the Ministry of Education, Science, and Youth from January 2024 to the present. Responsible for budgeting and financial planning.

Deputy Head of the Economic Department at, the Ministry of Education and Science from February 2023 to December 2023. Responsible for budgeting and financial planning.

Chief Financial Officer, JSC Partnership Fund, an investment fund based in Georgia, from February 2019 to February 2023. Mr. Silagadze was responsible for monitoring financial covenants and budget forecasts.

Senior Financial Analyst, JSC D&B Georgia, doing business as Dunkin' Georgia, an affiliate of Wissol Group, a Georgian company, from September 2016 to October 2018. Mr. Silagadze was responsible for preparing financial statements. JSC D&B Georgia was organized for the purpose of establishing up to thirty-five (35) Dunkin' Donuts-branded restaurants located in Georgia, in accordance with the terms of the Franchise Agreement between Dunkin' Donuts Franchising LLC, a subsidiary of Dunkin Brands Group Inc., and JSC D&B Georgia.

Senior Financial Analyst, JSC WenGeorgia, doing business as Wendy's Georgia, an affiliate of Wissol Group, a Georgian company, from September 2016 to October 2018. Mr. Silagadze was responsible for preparing financial statements. JSC WenGeorgia was organized for the purpose of the establishment and operation of a chain of up to 22 Wendy's-branded franchise restaurants throughout the country of Georgia.

Financial Analyst, Smart Retail JSC, an affiliate of Wissol Group, a Georgian company, from September 2015 to September 2016. Mr. Silagadze was responsible for analyzing the company's financial ratios and daily sales. JSC Smart Retail operates a supermarket chain in Georgia.

Mr. Silagadze received a Ph.D. in Economics from Tbilisi State University in 2018, an MBA in International Business from Cardiff Metropolitan University in 2014, and a Bachelor of Business Administration from Tbilisi State University in 2012. Mr. Silagadze holds the ACCA Credential ID F1, F2, F3 from the Association of Chartered Certified Accountants (ACCA).

Shota Shanidze, Director   **Dates of Service: October 2021 – Present**

Mr. Shanidze has been Head of Wealth Management at Cartu Bank from March 1st, 2023 to current. He has been responsible for setting strategy and day to day management of his department.

Previously he was an International Project Manager, Adorno, LLC, from June 2017 to February 2023. Adorno is a private company established in partnership with senior management of Northbridge Communities, a United States-based senior housing operator, for the purpose of building high-quality seniors housing communities in Russia and the Commonwealth of Independent States (CIS).

Senior Consultant, Armlender and Associates, Inc., from October 2013 to May 2016. Armlender and Associates is a consulting company focused on infrastructure consulting, project finance and Public Private Partnerships advisory in the CIS region. The company services global financial institutions, investment firms and companies operating in the field of energy, real estate and infrastructure.

Mr. Shanidze received a Master's Degree in Government from Harvard University in 2018, a Bachelor's Degree in International and Comparative Politics from The American University of Paris in 2013, and a Bachelor's degree in International Business, Trade, and Tax Law from Caucasus University in 2007.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. *You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.*

Risks Related to the Company's Business and Industry

Our auditors' report includes a going concern paragraph.

Our financial statements include a going-concern qualification from our auditors, which expresses substantial doubt about our ability to continue as a going concern. We have operated at a loss since inception. Our ability to operate profitably is dependent upon, among other things, obtaining additional financing for our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that take into consideration the uncertainty of our ability to continue operations.

GenesisAI is an early-stage startup, and that comes with the typical risks of a company at this stage.

GenesisAI is an early-stage startup, which comes with the typical risks of a company at this stage. Relevant risks include unstable revenues in the initial phase of revenue creation due to external developments in the addressed market and new competitor entrance. This condition will limit our ability to pay dividends until we reach financial stability.

Any valuation at this stage is difficult to assess.

Any valuation at this stage is difficult to assess. The Company has established the valuations for our Regulation Crowdfunding and Regulation A offerings. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We have a small team, and our future success depends on the ability of the core team to recruit key personnel.

We have a small team, and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort. Job market conditions may affect our ability to recruit the talent we need to add new skills and competencies to our company. In addition to full-time employees, GenesisAI has part-time team members who are putting a limited number of hours in GenesisAI. This factor might hinder our ability to grow.

We are dependent on general economic conditions.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability. The business of cloud software solutions is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large Internet companies, any of which might launch or has launched its own cloud-based business communications services or acquire other cloud-based business communications companies in the future.

Our ability to succeed depends on how successful we will be in our fundraising efforts.

Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

Voting control will be given to a small number of stockholders.

Investors in the Company will have only a minority of voting rights in corporate matters requiring stockholder approval, including the election of directors, major changes to our company governance documents, expanding employee option pools, or actions including mergers, consolidation, asset sales, and other major actions requiring stockholder approval. Our majority stockholder and sole executive officer and director, Mr. Archil Cheishvili, makes all major decisions regarding the Company. All other stockholders of the Company are minority stockholders and, in some cases, are signatories to a proxy agreement designating Mr. Cheishvili as their voting proxy and, therefore, may not have a say in these decisions.

Future fundraising may affect the rights of investors.

Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The Company may never receive future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any of your shares.

The Company may never receive future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event occurs such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

Risks related to sending cold emails.

Our company not only provides email marketing services to clients but also engages in cold emailing for promotional and business development purposes. The practice of sending cold emails, both by us and our clients, is subject to a complex framework of regulations, notably the CAN-SPAM Act enforced by the Federal Trade Commission (FTC). These regulations govern various aspects of email communication, including the use of accurate header information, non-deceptive subject lines, clear identification of the message as an advertisement, the inclusion of an opt-out mechanism, and prompt compliance with opt-out requests.

Non-compliance with these regulations can result in significant legal and financial repercussions. For our clients, we strive to provide tools and guidance to ensure compliance, but we cannot fully control their email practices. As for our own marketing activities, we are directly exposed to the risk of regulatory actions, including fines and penalties, if our cold emailing practices are found non-compliant.

Moreover, client or our own non-compliance could lead to reputational harm, potential legal disputes, and financial liabilities. The evolving nature of email marketing regulations, both domestically and internationally, could necessitate substantial adjustments to our operations and services. Furthermore, as our business grows and email marketing practices continue to evolve, we may face increased regulatory scrutiny.

These risks could have a material adverse impact on our business, financial condition, and operating results. We actively monitor regulatory developments and invest in compliance measures for both our clients' and our own email marketing practices. However, there is no guarantee that these efforts will fully mitigate the associated risks, particularly in light of the dynamic nature of email marketing regulations and the potential for unforeseen enforcement actions

Our future success depends on the efforts of a small management team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to grow our business successfully.

The currently evolving situation related to the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

In January 2020, the World Health Organization declared the COVID-19 outbreak to be a public health emergency and, in March 2020, it declared the outbreak to be a pandemic. The COVID-19 pandemic has caused severe global economic and societal disruptions and uncertainties. In response to the virus, countries and local governments instituted policies and measures to curtail the spread of the virus, including "stay at home" orders, travel restrictions and restrictions on the operation of non-essential businesses and services. Companies have also taken precautions, such as requiring employees to work remotely and temporarily closing or minimizing operations. Although initial restrictions have been relaxed, some restrictions have remained and these and future prevention and mitigation measures imposed by governments and private companies may have a severe adverse impact on global economic conditions and consumer confidence and spending. The COVID-19 pandemic may negatively affect our business by causing or contributing to, among other things, the following:

- Cessation or significant reductions in the operations of, or the inability, or significant disruptions in the ability, to meet obligations to us, of significant third-party suppliers, vendors, external manufacturers and other business or commercial partners, which may be caused by their business, operational or financial difficulties, among other reasons.

- Significant decreases in sales of or demand for, or significant volatility in sales of or demand for, one or more of our significant products or service offerings due to, among other things, closure or reduction in occupancy of sporting events which could affect our key customers; changes in customer behavior or preference; any negative impact to our reputation resulting from an adverse perception of our response to the COVID-19 pandemic; or the worldwide, regional and local adverse economic and financial market conditions.

- Significant disruptions to our business operations due to, among other things, unavailability of key employees, including our senior management team, as a result of illness to themselves or their families; cancellation or other disruptions of sales and marketing events; disruptions to trade promotion initiatives; and any delays or modifications to any significant strategic initiatives.

- Additional or renewed significant governmental actions, including closures, quarantines or other restrictions on the ability of our employees to travel or perform necessary business functions or our ability to market or sell our products; changes in costs associated with governmental actions or general economic trends; or other limitations or restrictions on our ability to market or sell our products or the ability of our suppliers, customers or third-party partners to effectively run their operations, which may negatively impact demand and our ability to market and sell our products.

The ultimate extent of the COVID-19 pandemic's effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic and our continued ability to provide our services and products, as well as any future government actions affecting consumers and the economy generally, all of which are uncertain and difficult to predict, especially in light of the rapidly evolving social and political situations in response to the pandemic. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by local, state or federal authorities or that we determine are in the best interests of our employees, consumers, customers or business partners. Although the potential effects that COVID-19 may have on us are not clear, such impacts could materially adversely affect our business, financial condition and results of operations.

The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.

The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers' needs, or deliver our applications in one seamless, integrated product offering that addresses our customers' needs, or enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive.

Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition, and operating results.

Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition, and operating results. We are subject to the data privacy and protection laws and regulations adopted by federal, state, and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer, and protection of personal information, including credit card data provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies, and legal obligations relating to privacy and data protection. However, these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties, and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

The inability to protect our proprietary technology would disrupt our business.

The inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, and trade secret law to protect our intellectual property in the United States and abroad. Although we operate and promote an open-source environment, we have secrets that require us to protect certain software, documentation, and other written materials under trade secrets and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage and could be challenged, invalidated, infringed, or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology, or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property, or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

Third parties might infringe upon our technology.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent the misappropriation of our technology. To protect our rights to our intellectual property, we rely on a combination of trade secrets, confidentiality agreements, and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content, and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

Third parties may claim that our services infringe upon their intellectual property rights.

Third parties may claim that our services infringe upon their intellectual property rights. Third parties may assert that we have violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them and subject us to expensive and disruptive litigation. In addition, we incorporate licensed third-party technology in some of our products and services. In these license agreements, the licensors have agreed to indemnify us with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right so long as we have not made changes to the licensed software. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims and lawsuits, even if not meritorious, could be expensive and time-consuming to defend, divert management's attention and resources, require us to redesign our products, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

We are required to indemnify our officers and directors.

Under Delaware law, our charter documents and certain indemnification agreements, we may be obligated to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. If we were called upon to indemnify an officer or director, then the portion of our available funds expended for such purpose would reduce the amount otherwise available for our business. This indemnification obligation and the resultant costs associated with indemnification may also discourage us from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and stockholders.

Under certain conditions, we may agree to indemnify customers, investors, underwriters, placement agents, and other third parties, which exposes us to substantial potential liability.

Our contracts with customers, investors, and other third parties may include indemnification provisions under which we agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation, or other violations of intellectual property rights, data protection violations, breaches of representations and warranties, damage to property or persons, or other liabilities arising from our products or solutions. In addition, we agreed to indemnify and hold Dalmore, its affiliates and their representatives and agents harmless from any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs, resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings to the extent they are based upon (i) a breach of our broker-dealer agreement with Dalmore, (ii) our wrongful acts or omissions, or (iii) our Reg. A Offering. Our agreement with Dalmore was terminated on or around June 1, 2022; however, our indemnification obligations to Dalmore arising under the terms of the agreement continue to be in effect. Although we attempt to limit our indemnity obligations, an event triggering our indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. We may be liable for up to the full amount of the indemnified claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our products and solutions, and adversely affect our business, financial condition, and results of operation.

The market size for AI services may be smaller than we have estimated.

The public data regarding the market for AI services may be incomplete. Therefore, some of our estimates and judgments are based on various sources that we have not independently verified and which potentially include outdated information or information that may not be precise or correct, potentially rendering the market size for AI services smaller than we have estimated, which may reduce our potential and ability to increase revenue. Although we have not independently verified the data obtained from these sources, we believe that such data provide the best available information relating to the present market for AI services, and we often use such data for our business and planning purposes.

We may depend on a limited number of software providers for our service to function adequately. Failure to obtain satisfactory performance from our suppliers or the loss of our existing suppliers could cause us to lose sales, incur additional costs, and lose credibility in the market.

We may depend on a limited number of third-party software providers in order for our software services to function adequately. Most of our agreements with suppliers are not long-term and typically only secure suppliers' software services for, at most, a one-year term. The termination of our supplier relationships or an adverse change in the terms of these arrangements could have a negative impact on our business. Our suppliers' failure to perform satisfactorily or handle increased orders or the loss of our existing suppliers, especially our key suppliers, could disrupt our services or reduce their functionality, cause us to lose sales, incur additional costs, and/or expose us to other issues. In turn, this could cause us to lose credibility in the market and damage our relationships with our users, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business, financial condition, or results of operations could be negatively impacted.

Our business may face risks of fee non-payment, users may seek to renegotiate existing fees and contract arrangements, and users may not accept price increases, which could result in loss of users, fee write-offs, reduced revenues, and decreased profitability.

In some cases, our business may be engaged by users who are experiencing or anticipate experiencing financial distress or are facing complex challenges, are engaged in litigation or regulatory or judicial proceedings or are facing foreclosure of collateral or liquidation of assets. This may be true in light of general economic conditions, lingering effects of past economic slowdowns or recession caused by the novel coronavirus, or business- or operations-specific reasons. Such users may not have sufficient funds to continue operations or to pay for our services. With respect to bankruptcy cases, bankruptcy courts have the discretion to require us to return all or a portion of our fees.
We may receive requests to discount our fees for our services and to agree to contract terms relative to the scope of services and other terms that may limit the size of an engagement or our ability to pass through costs. We consider these requests on a case-by-case basis. We may routinely receive these types of requests and expect this to continue in the future. In addition, our users and prospective users may not accept rate increases that we put into effect or plan to implement in the future. Fee discounts, pressure not to increase or even decrease our rates, and less advantageous contract terms could result in the loss of users, lower revenues and operating income, higher costs, and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on our results of operations. There is no assurance that significant user engagements will be renewed or replaced in a timely manner or at all, or that they will generate the same volume of work or revenues or be as profitable as past engagements.

Computer malware, viruses, hacking, phishing attacks, and spamming that could result in security and privacy breaches and interruption in service could harm our business and our customers.

Computer malware, viruses, physical or electronic break-ins, and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse, or theft of data. Computer malware, viruses, computer hacking, and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future. Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy, and damage our reputation or brand. Efforts to prevent hackers from entering our systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and services and technical infrastructure may harm our reputation, brand, and our ability to attract users. Any significant disruption to our internet-based software platform or internal computer systems could result in a loss of users and could adversely affect our business and results of operations.

We may, in the future, experience service disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors, and capacity constraints. If our platform is unavailable when users attempt to access it, or it does not load as quickly as they expect, users may seek other services.

Our platform is highly technical and complex and may, now or in the future, contain undetected errors, bugs, or vulnerabilities. Some errors in our code may only be discovered after the code has been deployed. Any errors, bugs or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period, or difficulty maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We may be unable to generate significant revenues and may never become profitable.

We generated minimal revenue for the years ended December 31, 2023 and 2022 and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that may otherwise generate significant revenues. In addition, any revenue that we may generate could be insufficient for us to become profitable.

If we fail to maintain proper and effective internal and disclosure controls, our ability to produce accurate financial statements and other disclosures on a timely basis could be impaired.

We may err in the design or operation of our controls. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. We may, in the future, discover areas of our internal controls over financial reporting that need improvement. If additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our financial results. In addition, the market price of our stock price could decline, and we could be subject to sanctions or investigations by the Securities and Exchange Commission (the "SEC") or other regulatory authorities, which would require additional financial and management resources and could lead to substantial additional costs for accounting and legal fees.

We may not be able to remediate any future material weaknesses or to complete our evaluation, testing, and any required remediation in a timely fashion. If we are not able to conclude that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion that our internal controls over financial reporting are effective investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. Failure to remediate any material weakness in our internal control over financial reporting or to implement or maintain other effective control systems could also restrict our future access to the capital markets.

We have broad discretion over the use of proceeds from securities offerings.

The Company's management will have broad discretion with respect to the application of net proceeds received and accepted by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time. For example, if we were to acquire a company with the proceeds of the Reg. A Offering or the Reg. CF Offering or another offering, the acquired company could fail to be profitable and, therefore, could cause us to incur significant losses. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business or cause the price of the Company's issued and outstanding securities to decline.

We could be adversely affected if we are unable to renegotiate equity agreements with our employees and advisors. In addition, we may be adversely affected by negotiations if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge users, which may affect our operating results.

Our negotiations regarding equity agreements with our employees and advisors are not always in line with our business plan. Consequently, the results of the negotiations would adversely affect us. Additionally, we might not be able to pass on cost increases due to the renegotiation of equity agreements to the fees we charge our users, and this could have a material adverse effect on our business.

Risks Related to Ownership of our Class A Common Stock

The structure of our common stock has the effect of concentrating voting control with our officers and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.

We are authorized to issue two classes of common stock, Class B Common Stock, $0.0001 par value per share (the "Class B Common Stock), and Class A Common Stock, and six classes of preferred stock: Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred stock (collectively, the "Series A Preferred Stock"). Class A Common Stock is entitled to one vote per share on proposals requiring or requesting stockholder approval, and Class B Common Stock is entitled to ten votes on any such matter. Each share of Series A Preferred Stock and Class A Common Stock has one vote on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

As of the date of this Annual Report on Form C-AR, there are 17,583,875 shares of Class A Common Stock outstanding representing voting power of 17,583,875 votes, and 3,687,994 shares of Series A Preferred Stock outstanding representing voting power of 3,687,994 votes. Our sole executive officer, Mr. Archil Cheishvili, owns 100%, or 27,068,000 shares, of our outstanding Class B Common Stock, which amounts to 270,680,000 votes. Therefore, the total number of votes for both classes of our common stock and our Series A Preferred Stock is 291,951,869 votes, of which Mr. Cheishvili controls approximately 92.7% in overall voting power. As a result, Mr. Cheishvili controls approximately 92.7% of the voting power as of the date of this Annual Report on Form C-AR.

Following the Reg. A Offering and the Reg. CF Offering, taking into consideration the shares of common stock that may be offered thereby, even if 100% of the shares of Mr. Cheishvili and newly-issued shares of Class A Common Stock being offered are sold, Mr. Cheishvili will retain controlling voting power in the Company based on having approximately 75% of all voting rights. This concentrated control will limit or preclude your ability to influence corporate matters including significant business decisions for the foreseeable future and could harm the market value of your common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future and could harm the market value of your common stock.

There is no public market for our Class A Common Stock.

There is no established public trading market for our Class A Common Stock, and a market may not develop. We do not intend to apply for listing of our Class A Common Stock on any securities exchange or other trading market. Without an active market, the liquidity of the Class A Common Stock will be limited.

The sale of shares by insiders, or even the perception that they may do so, could cause our stock price to decline.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our chief executive officer, Mr. Archil Cheishvili, who is selling the majority of our common stock in the Secondary Offering. Mr. Cheishvili may sell up to 5,025,695 shares, which represents approximately 18.6% of his holdings of our common stock and approximately 11.3% of the total outstanding shares of common stock. The perception in the public market that our sole officer and director wishes to dispose of a significant amount of holdings in our company may have an adverse effect on our stock price and impair our ability to raise additional capital through the sale of securities, should we desire to do so.

Substantial future sales of our preferred stock or common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The shares of Class A Common Stock that we are offering in the Reg. A Offering will become legally freely tradable without restriction under the Securities Act. Sales of substantial amounts of our preferred stock or common stock in the public market after this Offering, or the perception that these sales could occur, could adversely affect the price of our preferred stock or common stock and could impair our ability to raise capital through the sale of additional shares.

Future equity financing may dilute the value of your shares.

The amount of additional financing that the Company may need will depend upon several contingencies not foreseen at this time. Each round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

We are authorized to issue "blank check" preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.

Our Restated Certificate of Incorporation (the "Restated Certificate") and Certificate of Designations of Series A Preferred Stock ("Certificate of Designations") authorized us to issue up to 50,000,000 shares of "blank check" Preferred Stock, $0.0001 par value per share ("preferred stock"). Of these, we have authorized 13,592,029 shares in aggregate in six series of Series A Preferred Stock and issued 3,687,994 such shares. We expect to issue an additional 8,916,640 of the remaining authorized but unissued shares of Series A Preferred Stock if certain Simple Agreement for Future Equity ("SAFE") instruments' conversion terms are triggered. Each series of Series A Preferred Stock ranks senior to all Class A Common Stock as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. Shares of the Series A Preferred Stock have one vote and vote together with the holders of common stock on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law. Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its original issue price by the applicable conversion price. Any preferred stock that we issue in the future may also rank ahead of our Class A Common Stock in terms of dividend priority or liquidation premiums, may have greater voting rights than our Class A Common Stock, or have similar or greater conversion rights and other rights that the Class A Common Stock does not have. Our current and potential future preferred stock's conversion provisions allowing those shares to be converted into shares of common stock could dilute the value of common stock to current stockholders and could adversely affect the market price, if any, of our stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, including as to the authorized but unissued shares of Series A Preferred Stock referred to above, there can be no assurance that we will not do so in the future.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Class A Common Stock. Accordingly, investors must be prepared to rely on sales of their Class A Common Stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Class A Common Stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Short sellers of our stock may be manipulative and may drive down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller's interest for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. Efforts by such short seller or by other short sellers, whether or not they identify themselves as such, may cause precipitating decline in the market price of our common stock, and no assurances can be made that any such effect would be temporary or insignificant.

Risks related to regulations, data, privacy, technology partners, and use of AI

We collect, process, store, share, disclose, and use personal information and other data, which subjects us to legal obligations related to privacy and security, and we may fail to comply with these obligations.
We have incorporated and may continue to incorporate artificial intelligence technology into our products and services, which may expose us to additional risks due to the emerging nature of the technology.
Our business and success depend, in part, on the success of our relationships with third parties, such as our marketing agency and technology partners (for example, cloud hosting providers). We rely on third-party relationships, such as marketing agency and technology partners, to attract customers and enhance the utility of our platform. If any of the third parties on which we rely fail to perform as expected, breach or terminate their agreement with us, or become engaged in a dispute with us, our reputation could be adversely affected and our business could be harmed. In order to grow our business, we anticipate that we will continue to depend on relationships with third parties. Identifying, negotiating, and documenting relationships with partners requires significant time and resources. Our competitors may be more effective in providing incentives to third parties to favor their products or services or to prevent or reduce use of our services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our service by potential customers. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete or grow our revenues could be impaired and our business, financial condition, and operating results may suffer.

We collect, process, store, share, disclose, and use personal information and other data, which subjects us to legal obligations related to privacy and security, and our actual or perceived failure to comply with these obligations could harm our business. We collect, process, store, share, disclose, and use information from and about individuals, including our customers, their customers and users, including personal information, and other data. As a result, we are subject to a number of different legal requirements applicable to privacy. There are numerous laws around the world regarding privacy and security, including laws regarding the collection, processing, storage, sharing, disclosure, use and security of personal information, and other data from and about our customers, respondents, and users. The scope of these laws is changing, subject to differing interpretations and governmental agency enforcement priorities, may be costly to comply with, and may be inconsistent among countries and jurisdictions or conflict with other rules. We are also subject to contractual obligations regarding the processing of personal information and must comply with our own privacy and security policies. Additionally, if third parties we work with, such as customers, partners, vendors or developers, violate applicable laws, our policies or other privacy or security-related obligations, these violations may also put our users' information at risk and could in turn have an adverse effect on our business. In the provision of our services to our customers, we generally act as a "processor" or "service provider" (as such terms are understood under applicable privacy and data protection laws) for our customers, and we rely on our sub-processors to be compliant with applicable law. However, we cannot be certain that all customers will materially comply with their obligations as "controllers" or "businesses" under applicable privacy and data protection law. As "processors" or "service providers" we may be contractually liable to our customers if we fail to meet the terms of our data processing agreements. In addition, we may be subject to investigation or administrative fines from supervisory authorities or subject to individual claims that we failed to comply with the requirements of applicable privacy and data protection law or that we acted without or against the data controller's lawful instructions. While we generally act as a "processor" or "service provider" in connection with our provision of services to our customers, we also act as "controller" or "business" in certain instances (such as, for instance, in connection with our processing of data concerning our own employees and contractors, the employees and representatives of our customers and in connection with our direct marketing activities). In connection with our activities undertaken in connection with our role as a "controller" or "business," we are subject to more onerous obligations, the violation of which could cause us to be subject to fines, penalties, judgments, and other losses. We strive to comply with applicable laws, policies, and legal obligations relating to privacy and data protection and are subject to the terms of our privacy policies and privacy-related obligations to third parties. However, these obligations may be interpreted and applied in new ways and/or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. If we are unable to comply with law, policy or contractual obligations related to privacy and/or the processing of any personal information, we may be subject to lawsuits or governmental investigations, each of which could result in fines, penalties, settlements, judgments or other losses. Any failure or perceived failure by us to comply with our privacy-related policies and/or obligations to customers, respondents, users or other third parties, our data disclosure and consent obligations or our privacy or security-related legal obligations, or any compromise of security that results in the unauthorized disclosure, transfer or use of personal or other information, which may include personally identifiable information or other data, may result in governmental enforcement actions, litigation or public statements critical of us by consumer advocacy groups, competitors, the media or others and could cause our users to lose trust in us, which could have an adverse effect on our business.

We are subject to stringent and changing laws and regulations related to privacy, data security, and data protection. The restrictions and costs imposed by these requirements, and our actual or perceived failure to comply with them, could harm our business. Our business and platform involves the collection, use, processing, storage, transfer, and sharing of personal information, including such information that we handle on behalf of our customers, as well as confidential information and other sensitive data. Our data processing activities are regulated by a variety of laws, regulations, and industry standards, which have become increasingly stringent in recent years, are rapidly evolving, and are likely to remain uncertain for the foreseeable future. Increasingly, laws that regulate data processing activities are extra-territorial in their scope of application. The global nature of our customer base renders us particularly exposed to being subject to a wide range of such laws and the varying, potentially conflicting compliance obligations they impose on our business. State legislatures also have been adopting new privacy laws or amending existing laws with increasing frequency, requiring attention to frequently changing regulatory requirements, and we expect that this trend will continue. For example, the California Consumer Privacy Act of 2018 (the "CCPA") imposes a number of requirements on covered businesses and gives California residents certain rights related to their personal information, including the right to access and delete their personal information, to receive detailed information about how their personal information is used and shared, and to opt out of certain sharing of their personal information. The CCPA provides for civil penalties for violations of up to $7,500 for each intentional violation and creates a private right of action for certain data breaches that is expected to increase data breach litigation. In addition, similar comprehensive privacy laws have entered into force in other states, and several more will be entering into force in the coming years. The interpretation and enforcement of these laws are not yet established, and our business operations may not be compatible with the eventual interpretations of these laws, and we may be required to modify those practices, which may harm our business. Other federal laws impose general, broad requirements designed to protect the privacy and security of personally identifiable information. For example, according to the Federal Trade Commission (the "FTC"), failing to take appropriate steps to keep consumers' personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). In recent years, the FTC has paid increased attention to privacy and data security matters, and we expect them to continue to do so in the future. In addition, comprehensive privacy laws have also been proposed in many other states and at the federal level. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment of resources in compliance programs, impact strategies, and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. Foreign privacy laws have become more stringent in recent years and may increase the costs and complexity of offering our platform and products in new and existing geographies. Outside of the United States, we are also subject to stringent privacy and data protection laws in many jurisdictions. For example, we are subject to the European Union General Data Protection Regulation (the "EU GDPR") and the UK General Data Protection Regulation (the "UK GDPR," and collectively, the "GDPR") which impose strict obligations regarding personal data processing activities. The GDPR also imposes restrictions in relation to the international transfer of personal data. For example, in order to transfer data outside of the European Economic Area or the United Kingdom to a non-adequate country, the GDPR requires us to enter into an appropriate transfer mechanism and may require us to take additional steps to ensure an essentially equivalent level of data protection. Such restrictions may increase our obligations in relation to carrying out international transfers of personal data and cause us to incur additional expense and increased regulatory liabilities. Despite Brexit, the UK GDPR remains largely aligned with EU GDPR. Currently, the most impactful point of divergence between the EU GDPR and the UK GDPR relates to these transfer mechanisms as explained above. There may be further divergence in the future, including with regard to administrative burdens. Companies that violate the GDPR can face robust regulatory enforcement and greater penalties for noncompliance, including fines of up to €20 million (or £17.5 million under UK GDPR) or 4% of their worldwide annual turnover, whichever is greater. A wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including audit and inspection rights, and powers to order temporary or permanent bans on all or some processing activities. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition to the GDPR, other European data protection laws require that affirmative opt-in consent is procured to the placement of cookies and similar tracking technologies on users' devices (other than those that are "strictly necessary" to provide services requested by the user). These requirements may increase our exposure to regulatory enforcement actions, increase our compliance costs and reduce demand for our platform. A new regulation proposed in the EU, which would apply across the European Economic Area, known as the ePrivacy Regulation, if and when enacted, may further restrict the use of cookies and other online tracking technologies on which our platform relies, as well as increase restrictions on the types of direct marketing campaigns that our platform enables. In Canada, our collection, use, disclosure, and management of personal information must comply with both federal and provincial privacy laws, which impose separate requirements, but may overlap in some instances. The federal Personal Information Protection and Electronic Documents Act ("PIPEDA") and various provincial laws impose strict requirements on companies that handle personal information. Notably, Québec's Act respecting the protection of personal information in the private sector (the "Private Sector Act") was recently amended by Bill 64, which introduced major amendments to the Private Sector Act, notably, to impose significant and stringent new obligations on Québec businesses while increasing the powers of Québec's supervisory authority. We may incur additional costs and expenses related to compliance with these laws and may incur significant liability if we are not able to comply with existing and emerging legal requirements in Canada. Apart from the requirements of privacy and data security laws, we have obligations relating to privacy and data security under our published policies and documentation and certain of our contracts. Compliance with applicable privacy, data security or data protection requirements, many of which vary across jurisdictions, is a rigorous and time-intensive process, and we may be required to implement costly mechanisms to ensure compliance. The proliferation of privacy, data security, and data protection laws, regulations, policies, and standards increases the likelihood of differences in approaches across jurisdictions. These differences make it difficult to maintain a standardized global privacy program. Creating jurisdiction-specific approaches requires significant time and resources and the associated complexity increases the risk of potential non-compliance. Our customers may implement compliance measures that do not align with our platform and products, which could limit the scope and type of platform and products we are able to provide. Our customers may also require us to comply with additional privacy and security obligations, causing us to incur potential disruption and expense related to our business processes. We may also be exposed to certain compliance and/or reputational risks if our customers do not comply with applicable privacy or data protection laws and/or their own privacy notices and terms of use in particular in connection with their processing of personal data, their sharing of personal data with us, the legal bases on which they rely (where applicable) under applicable privacy and data protection legislation for the processing we carry out on their behalf and/or their management of data subject requests which pertain to the processing we carry out on their behalf. In addition, we may decide not to enter into new geographic markets where we determine that compliance with such laws, regulations, policies, and standards would be prohibitively costly or difficult. Geographic markets in which we currently operate could require us to process or store regulated information within such markets only, and establishing hosting facilities in such markets could be disruptive to our business and costly. If our policies and practices, or those of our customers, service providers, contractors and/or partners, are, or are perceived to be non-compliant, we could face (1) litigation, investigations, audits, inspections, and proceedings brought by governmental entities, customers, individuals or others, (2) additional reporting requirements and/or oversight, temporary or permanent bans on all or some processing of personal data, orders to destroy or not use personal data and imprisonment of company officials, (3) fines and civil or criminal penalties for us or company officials, obligations to cease offering or to substantially modify our solutions in ways that make them less effective in certain jurisdictions, and (4) negative publicity, harm to our brand and reputation and reduced overall demand for our platform. These occurrences could adversely affect our business, financial condition, and results of operations. Because the interpretation and application of privacy and data protection laws, regulations, rules, and other standards are still uncertain and likely to remain uncertain for the foreseeable future, it is possible that these laws, rules, regulations, and other obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our data management practices or the features of our software. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which we may be unable to do in a commercially reasonable manner or at all, and which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, rules, regulations, and other obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business.

Existing federal, state, and foreign laws regulate the senders of commercial emails and text messages and changes in privacy laws could adversely affect our ability to provide our products and could impact our results from operations or result in costs and fines. Our business offerings rely heavily on a variety of direct marketing techniques, including email marketing and marketing conducted via SMS. These activities are regulated by legislation such as CAN-SPAM and the TCPA as well as state laws regulating marketing via telecommunication services. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. The ability of our customers' message recipients to opt out of receiving commercial emails may minimize the effectiveness of the email components of our platform. In addition, certain states, and foreign jurisdictions, such as Australia, Canada, the United Kingdom, and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has "opted-in" to receiving it. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our platform. Any failure by us or our customers to comply fully with the CAN-SPAM Act may leave us subject to substantial fines and penalties. Foreign privacy laws also regulate our and our customers' ability to send commercial messages via email. For example, Canada's Anti-Spam Legislation ("CASL") prohibits email marketing without the recipient's consent, with limited exceptions. Failure to comply with CASL could result in significant fines and penalties or possible damage awards. In addition, any future restrictions in laws such as CAN-SPAM, the TCPA, and various United States state laws, or new federal laws regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of our marketing efforts and could force changes in our marketing strategies. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our revenues.

The standards that private entities and inbox service providers use to regulate and filter the use and delivery of email may interfere with the effectiveness of our platform and our ability to conduct business. Many of our customers rely on email to communicate with their existing or prospective customers. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam. Some of these entities maintain "blacklists" of companies and individuals, and the websites, inbox service providers, and IP addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company's IP addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blacklisting entity's service or uses its blacklist. From time to time, some of our IP addresses have become, and we expect will continue to be, listed with one or more blacklisting entities due to the messaging practices of our customers, ourselves and other users. We may be at an increased risk of having our IP addresses blacklisted due to our scale and volume of email processed compared to our smaller senders. While the overall percentage of such email solicitations that our individual customers send may be at or below reasonable standards, the total aggregate number of all emails that we process on behalf of our customers may trigger increased scrutiny from these blacklisting entities. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Because we fulfill email delivery on behalf of our customers, blacklisting of this type could undermine the effectiveness of our customers' transactional emails, email marketing programs, and other email communications, and could result in a decline in click through rates, all of which could have a material negative impact on our business, financial condition, and results of operations. Some inbox service providers categorize as "promotional" emails that originate from email marketing platforms and, as a result, direct them to an alternate or "tabbed" section of the recipient's inbox. Additionally, inbox service providers can block emails from reaching their users. While we continually improve our own technology and work closely with inbox service providers and our customers to maintain our deliverability rates, the implementation of new or more restrictive policies by inbox service providers may make it more difficult to deliver our customers' emails, particularly if we or our customers are not given adequate notice of a change in policy or struggle to update our platform or products to comply with the changed policy in a reasonable amount of time. For example, Google and Yahoo recently announced new email sender requirements that impact customers of email marketing platforms, including our platform. Beginning February 2024, Google and Yahoo now require bulk senders to authenticate their emails following certain industry standard authentication systems, enable easy unsubscription, and ensure they only send wanted emails and stay under a certain spam rate threshold. Our customers that fail to comply with these new requirements may have their emails blocked from reaching their customers by Google or Yahoo and may not be able to effectively use our platform. If we or our customers fail to comply with new inbox service provider requirements, if inbox service providers materially limit or halt the delivery of our customers' emails, if we fail to deliver our customers' emails in a manner compatible with inbox service providers' email handling or authentication technologies or other policies, if the open, unsubscribe or spam rates of our customers' emails are negatively impacted by the actions of inbox service providers to categorize or block emails or new requirements imposed by inbox service providers, or if our customers send fewer emails or send emails to or maintain fewer profiles on our platform as a result of new inbox service provider requirements, then customers may question the effectiveness of our platform and downgrade or cancel their subscriptions. This could harm our business, financial condition, and results of operations

We will be subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders receive less information.

We are required to file public reports on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers and under Regulation Crowdfunding. The ongoing reporting requirements under Regulation A and Regulation Crowdfunding are more relaxed than for public companies reporting under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company (as defined in the Jumpstart Our Business Startups Act, or JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We expect to elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

If we decide to apply for the quotation of our Class A Common Stock on the OTCQB or OTCQX market, we will be subject to the OTC Market's Reporting Standards, which can be satisfied in a number of ways, including by remaining in compliance with (i) the SEC reporting requirements, if we elect to become a public reporting company under the Exchange Act, or (ii) Regulation A reporting requirements, if we elect not to become a reporting company under the Exchange Act.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

If our common stock becomes subject to the penny stock rules, it will become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain and retain a listing or quotation of our Class A Common Stock and if the price of our Class A Common Stock is less than $5.00, our Class A Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Class A Common Stock could be negatively affected.

Any trading market for our Class A Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Class A Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our Class A Common Stock could be negatively affected.

Risks Related to Our Regulation Crowdfunding Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this offering.

Neither the Reg. CF Offering nor the securities offered thereby have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Reg. CF Offering deadline, if any; conduct multiple closings; or end the offering early. The Company may extend the offering deadline beyond what is currently stated herein. Your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an offering deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the target amount, at which time it will be returned to you without interest or deduction, or the Company receives the target amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the offering deadline, it may conduct the first of multiple closings of the offering prior to the offering deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the offering deadline. The Company may also end the offering early; if the offering reaches its target offering amount after 21 calendar days but before the deadline, the Company can end the offering with five business days' notice. This means your failure to participate in the offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the offering by ending it early

The securities issued by the Company pursuant to Reg. CF will not be freely tradable until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with the investor's attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the securities. Because the securities offered in the Reg. CF Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg. CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Class A Common Stock may also adversely affect the price that you might be able to obtain for the shares of Class A Common Stock in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in the Reg. CF Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Reg. CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Reg. CF. Other security holders of the Company may have such rights. Reg. CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to investors. This lack of information could put investors at a disadvantage in general and with respect to other security holders.

There is no present public market for these securities and we have arbitrarily set the price. The price of the securities in this Reg. CF Offering was not established in a competitive market. We have arbitrarily set the price of the securities with reference to the general status of the securities market and other relevant factors. The offering price for the securities should not be considered an indication of the actual value of the securities and is not based on our net worth or prior earnings. We cannot assure you that the securities could be resold by you at the offering price or at any other price.

The Reg. CF Offering is a fixed price offering and the fixed offering price may not accurately represent our current value or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase. The offering is a fixed price offering, which means that the offering price for our shares of Class A Common Stock is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors has determined the offering price in its sole discretion without the input of an investment bank or other third party. The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our shares of Class A Common Stock may not be supported by the current value of our company or our assets at any particular time.

We may use the proceeds of the Reg. CF Offering in ways with which you may not agree. We have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of these proceeds. The proceeds may be used for corporate purposes that do not immediately improve our profitability or increase our stock price.

We do not intend to pay dividends for the foreseeable future. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Class A Common Stock. Accordingly, investors must be prepared to rely on sales of their Class A Common Stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Class A Common Stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our voting stock as of the date of this report by (i) each person who is known by the Company to own beneficially more than ten percent (10%) of our outstanding voting stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our current executive officers, significant employees and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at 530 Kinkead Way, #206, Albany, CA 94706.

Name of Beneficial Owner	Position	Title of Class	Amount and Nature of Beneficial Ownership(1)	Amount and Nature of Beneficial Ownership Acquirable(2)	Percent of Class(3)
Archil Cheishvili	President, Chief Executive Officer, and Director	Class B Common Stock	27,068,000	-	[100.0] %
Shota Shanidze	Director	Class A Common Stock	-	86,541(4)	*
Levan Silagadze	Director	Class A Common Stock	-	86,541(5)	*
All officers and directors as a group (3 persons)	-	Class A Common Stock	-	173,082	*
	-	Class B Common Stock	27,068,0020	-	100.0%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2) Calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3) A total of 44,651,875 shares of our common stock are considered to be outstanding as of the date of this report, consisting of 27,068,000 shares of Class B Common Stock and 17,583,875 shares of Class A Common Stock. We also have a total of 3,687,994 shares of voting preferred stock outstanding. We therefore have a total of 48,339,869 shares of voting capital stock outstanding.

(4) Consists of (i) 367 shares of Class A Common Stock issuable upon exercise of a stock option within 60 days of the date of this report and (ii) 86,173 shares of Class A Common Stock issuable upon exercise of a stock option within 60 days of the date of this report.

(5) Consists of (i) 367 shares of Class A Common Stock issuable upon exercise of a stock option within 60 days of the date of this report and (ii) 86,173 shares of Class A Common Stock issuable upon exercise of a stock option within 60 days of the date of this report.

CAPITALIZATION

On September 29, 2021, pursuant to resolutions adopted by our board of directors and holder of a majority of the issued and outstanding shares of Common Stock, $0.0001 par value per share ("Common Stock"), adopted on September 28, 2021, we filed the Restated Certificate and the Certificate of Designations. These filings authorized 32,000,000 shares of Class B Common Stock, 195,000,000 shares of Class A Common Stock, and 50,000,000 shares of preferred stock, of which 612,330 are designated as "Series A-1 Preferred Stock," 3,688,700 are designated as

"Series A-2 Preferred Stock," 658,800 are designated as "Series A-3 Preferred Stock," 204,280 are designated as "Series A-4 Preferred Stock," 340,000 are designated as "Series A-5 Preferred Stock," and 8,000,000 are designated as "Series A-6 Preferred Stock". In addition, pursuant to the Restated Certificate, all shares of Common Stock that were outstanding at the time of the filings were automatically converted into Class A Common Stock and were automatically split into ten (10) shares of Class A Common Stock each. As of the date of this report, there are 17,583,875 shares of Class A Common Stock outstanding, 27,068,000 shares of Class B Common Stock outstanding, and 3,687,994 shares of Series A-2 Preferred Stock outstanding, no other common stock outstanding, and no other preferred stock outstanding.

None of our Class A Common Stock issued in the Reg. CF Offering, the Reg. A Offering, or any other offering have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that an investor will have in the Company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities may have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to the Restated Certificate, the Certificate of Designations, and our bylaws, which are included as exhibits to the Amended Offering Statement.

Common Stock

Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class B Common Stock will be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock will automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share, except that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not cause the automatic conversion of the transferred shares of Class B Common Stock into Class A Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of shares of Class B Common Stock and Class A Common Stock will at all times vote together as one class on all matters except when otherwise required under the General Corporation Law of the State of Delaware or the Restated Certificate. Under the Restated Certificate and our bylaws, any corporate action to be taken by vote of stockholders other than for election of directors will be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A Common Stock or Class B Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Series A Preferred Stock

Our board of directors has used its authority to designate 612,330 shares of preferred stock as "Series A-1 Preferred Stock," 3,688,700 shares of preferred stock as "Series A-2 Preferred Stock," 658,800 shares of preferred stock as "Series A-3 Preferred Stock," 204,280 shares of preferred stock as "Series A-4 Preferred Stock," 340,000 shares of preferred stock as "Series A-5 Preferred Stock," and 8,000,000 shares of preferred stock as "Series A-6 Preferred Stock," with the rights and terms summarized below. We collectively refer to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock as the "Series A Preferred Stock." Each series of Series A Preferred Stock has an original issue price corresponding to one of six conversion prices provided for under certain SAFEs that were issued by the Company in 2018, 2019 and 2020.

Rank

Each series of Series A Preferred Stock ranks senior to all Class A Common Stock and Class B Common Stock, junior to any other class or series of capital stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock, on parity with our other authorized classes of preferred stock, and on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock, in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Voting

Shares of Series A Preferred Stock each have one vote and vote together with the holders of common stock on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a "deemed liquidation event" (as defined below), each holder of Series A Preferred Stock then outstanding will be entitled to be paid out of the cash and other assets of our company available for distribution to its stockholders, prior and in preference to all shares of our common stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares have a liquidation preference of an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share, or (b) such amount per share as would have been payable had all shares of its series of preferred stock been converted into common stock immediately prior to a liquidation, dissolution or winding up or a deemed liquidation event (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation the remaining assets available for distribution are insufficient to pay the holders of Series A Preferred Stock the full preferential amount to which they are entitled, the holders of Series A Preferred Stock will share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company will not make or agree to make any payments to the holders of common stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of each Series A Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or other transfer of all or substantially all of our assets to a non-affiliate of our company, or (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which our stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions. The Original Issue Price is $2.00 for the Series A-1 Preferred Stock, $0.17 for the Series A-2 Preferred Stock, $0.17 for the Series A-3 Preferred Stock, $0.09 for the Series A-4 Preferred Stock, $0.10 for the Series A-5 Preferred Stock, and $0.01 for the Series A-6 Preferred Stock.

Dividends

The Series A Preferred Stock is entitled to receive any dividends or other distributions paid on any shares of common stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the board.

Voluntary Conversion

Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its Original Issue Price by the applicable conversion price, defined as initially equal to the Original Issue Price and subsequently adjusted to reflect the effect of stock splits and combinations, that is in effect at the time of conversion, rounded down to the nearest whole share.

Automatic Conversion

Upon (i) the closing of an initial public offering, (ii) the date that the Company or a successor to the Company becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Exchange Act, and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a class of Series A Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, or (iv) upon any acquisition, all outstanding shares of such class of Series A Preferred Stock will automatically be converted into shares of Class A Common Stock, at the applicable ratio described above for voluntary conversions, rounded down to the nearest whole share.

SAFEs Conversion and Outstanding SAFEs

In March 2020, the Company conducted a Regulation Crowdfunding offering in which it entered into approximately 1,063 SAFEs with investors for total gross proceeds of $625,390. These SAFEs had the following conversion terms: Upon an Equity Financing (defined for these SAFEs as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company must automatically issue to the SAFE investors either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $7,500,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn was defined as all shares of capital stock (on an as-converted basis) issued and outstanding immediately prior to the Equity Financing, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-2 Preferred Stock of $0.17, our implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date (i.e., the execution date of each SAFE) of 44,236,880, the number of shares of Safe Preferred Stock that we were required to issue to comply with these SAFEs was 3,687,994. On December 16, 2021, our Chief Executive Officer exercised his powers as Designated Lead Investor (as defined in these SAFEs) to amend the conversion terms of these SAFEs to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a "Qualified Equity Financing" in accordance with the original SAFE terms. These SAFEs were then convertible into 3,687,994 shares of Series A-2 Preferred Stock. As a result of these conversion terms, we converted these SAFEs and issued 3,687,994 shares of Series A-2 Preferred Stock to these former SAFE holders in December 2021.

As of December 31, 2023, the Company's SAFEs that remained outstanding consisted of the following:

- Three SAFEs were issued in 2019 for $65,000 in total, including $49,000 in services and the remainder in cash. The SAFEs are convertible in accordance with their terms as follows: Upon a Qualified Equity Financing (defined for these SAFEs as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $1,000,000 or $2,000,000, depending on the SAFE, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company must automatically issue to the SAFE investors either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $7,000,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn was defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of each SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-3 Preferred Stock of $0.17, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,102,300, the number of shares of Safe Preferred Stock that we are required to issue to comply with these SAFEs is 658,800.

- Three SAFEs issued in June 2018 and August 2018 for $17,875 in total. The SAFEs are convertible in accordance with their terms as follows: Upon a Qualified Equity Financing (defined for these SAFEs as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $300,000 (for the June SAFE) or $500,000 (for the August 2018 SAFEs), depending on the SAFE, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company is required to automatically issue to these SAFE investors either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $3,500,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn is defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of each SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-4 Preferred Stock of $0.09, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,000,000, the number of shares of Safe Preferred Stock that we are required to issue to comply with these SAFEs is 204,280.

- One SAFE issued in September 2018 for $35,000. The SAFE is convertible in accordance with its terms as follows: Upon a Qualified Equity Financing (defined for this SAFE as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $500,000, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, the Company was required to automatically issue to this SAFE investor either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation is less than or equal to the Valuation Cap (defined as $3,500,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn is defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of the SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-5 Preferred Stock of $0.10, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,000,000, the number of shares of Safe Preferred Stock that we are required to issue to comply with this SAFE is 340,000 upon its conversion.

- One SAFE issued in August 2018 for $50,000. The SAFE is convertible in accordance with its terms as follows: Upon a Qualified Equity Financing (defined for this SAFE as a bona fide transaction or series of transactions with the principal purpose of raising capital of at least $300,000, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company was required to automatically issue to the SAFE investor either: (1) a number of shares of Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing) equal to the Purchase Price (defined as the aggregate amount received by the Company at any time) divided by the price per share of the Standard Preferred Stock (defined as the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Equity Financing), if the pre-money valuation was less than or equal to the Valuation Cap (defined as $250,000); or (2) a number of shares of Safe Preferred Stock (defined as preferred stock with equal terms to the preferred stock issued to the new investors other than with respect to (i) the per-share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which must equal the Safe Price (defined as the price per share equal to the Valuation Cap divided by the Company Capitalization, which in turn was defined as all shares of capital stock (on an as-converted basis) issued and outstanding on the Effective Date (i.e., the execution date of the SAFE), assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other SAFEs, and (C) convertible promissory notes), and (ii) the basis for any dividend rights, which must be based on the Safe Price, equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Based on the price per share of our Series A-6 Preferred Stock of $0.01, our current implied valuation of approximately $189 million, and the number of shares outstanding on the Effective Date of 40,000,000, the number of shares of Safe Preferred Stock that we are required to issue to comply with this SAFE is 8,000,000 upon its conversion.

Stock Incentive Plan; Options

On September 28, 2021, our board of directors and holder of a majority of the issued and outstanding shares of Common Stock adopted resolutions authorizing an amendment to the 2018 Stock Incentive Plan of GenesisAI Corporation (the "Plan") to (1) amend all references to Common Stock to be references to Class A Common Stock, and (2) increase the number of shares authorized for issuance as awards under the Plan from 1,000,000 to 15,000,000.

Stock Options

As of December 31, 2023, we had outstanding options for the purchase of 3,757,910 shares of Class A Common Stock.

Indemnification of Officers and Directors

The Restated Certificate and our bylaws provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Delaware law.

The indemnification provisions in the Restated Certificate and our bylaws may discourage stockholders from bringing a lawsuit against our directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, our stockholders may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in the Restated Certificate and our bylaws .

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for whom indemnification is sought.

Transfer Agent

Colonial Stock Transfer Company, Inc., 66 Exchange Place, 1st floor, Salt Lake City, UT 84111, is the transfer agent for our common stock and preferred stock.


INDEBTEDNESS OF THE COMPANY


As of the date of this Form C-AR, the Company has no outstanding debt

In March 2020 we inadvertently made an overpayment to our Chief Executive Officer, Archil Cheishvili, of $67,000. We and Mr. Cheishvili did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring Mr. Cheishvili to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with Mr. Cheishvili relating to the terms of the repayment by Mr. Cheishvili of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

For the year ended December 31, 2023, the Company approved a bonus to its CEO for $15,000. The note receivable balance was reduced by $15,000. As of December 31, 2023 and 2022, the note receivable balance was $52,000 and $67,000, respectively. On February 22nd, 2024 the board approved amending promissory note. Loan due payment date was changed to March 30th, 2027 in exchange of increasing interest rates from 2% to 3.5%.

PAST EXEMPT OFFERINGS OF THE COMPANY

The Company has conducted the following prior securities offerings which were exempt from the registration requirements under the Securities Act since 2020:

Security Offered	Amount Sold	Use of Proceeds	Offering Date	Exemption(s) from Registration Used or Public Offering
SAFEs	$625,390	Technology, business development, operations and general corporate purposes.	3/2020	Securities Act Section 4(a)(6); Regulation Crowdfunding
Class A Common Stock	$114,091	Technology, business development, operations and general corporate purposes.	4/2021	Securities Act Rule 506(c)
Class A Common Stock	$1,199,984	Technology, business development, operations and general corporate purposes.	4/2021	Securities Act Section 4(a)(6); Regulation Crowdfunding
Class A Common Stock	$2,573,950	Technology, business development, operations and general corporate purposes.	7/2021	Securities Act Section 4(a)(6); Regulation Crowdfunding
Series A Preferred Stock	Cashless conversion of certain SAFEs initially issued for $625,390	Cashless conversion of certain SAFEs	12/2021	Securities Act Section 4(a)(2)
Class A Common Stock	$178,759 including $53,628 sold by selling stockholders	Mergers and acquisitions, sales and marketing, research and development, working capital and other general corporate purposes	2/2022 to Present	Regulation A Tier 2 (Title IV of JOBS Act)
Class A Common Stock	$581,346	Technology, business development, operations and general corporate purposes.	7/2022 to Present	Regulation Crowdfunding

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and the financial statements attached hereto as Exhibit A in addition to the following information.

Recent Developments

From December 31, 2023 to March 7th, 2024, the Company sold 5,695 shares of Class A Common Stock for gross proceeds of approximately $24,203 in the Reg. CF Offering.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

- our ability to acquire new customers or retain existing customers;

- our ability to offer competitive product pricing;

- our ability to broaden product offerings;

- industry demand and competition;

- our ability to leverage technology and use and develop efficient processes;

- our ability to attract and retain talented employees; and

- market conditions and our market position.

Results of Operations

The following table sets forth key components of our results of operations during the fiscal years ended December 31, 2023 and 2022.

	Year Ended December 31,		Change	
	2023	2022	$	%
Revenues	$ 9,145	$ 8,122	$ 1,023	12.5
Cost of revenues	4,500	12,331	(7,831)	(63)
Gross profit	4,645	(4,209)	8,854	210
Operating expenses				
Selling, general and administrative	$ 681,266	$ 1,182,813	$ (501,547)	(42)
Research and development	948,743	1,352,132	(403,389)	(30)
Total operating expenses	1,634,509	2,547,276	(912,767)	(35)
Total operating loss	(1,625,364)	(2,539,154)	913,789	(36)
Net loss	$ (1,620,839)	$ (2,539,154)	$ 918,315	(36)

Operating

Our total net loss decreased approximately $918,315, to approximately $1,620,839 for the year ended December 31, 2023 from approximately $2.5 million for the year ended December 31, 2022, or 36%. This overall decrease was primarily caused by a decrease in selling, general and administrative expenses of approximately $0.5M, or 42% to approximately $0.7M for the year ended December 31, 2023 from approximately $1.2 million for the year ended December 31, 2022. The decrease in selling, general and administrative expenses was primarily due to reduced options expense and reduced compensation for employees and contractors.

Email marketing tool that we launched contributed positively to our total revenue, specifically revenue as a result of subscriptions and selling email data. Prices of subscriptions is expected to go up by around 20% in the year 2024. On average the company's monthly cash injection resulting from revenue and selling shares has been less than monthly expenses. The company needs to increase its cash injection to continue operating and growing. Currently, most of the revenue is being generated from email marketing tool and not from the marketplace itself.

Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of $189,246, an amount due from a stockholder of $52,000, accounts recievable of 2,073 and total assets of $243,319.

As of December 31, 2023, we had cash and cash equivalents of $189,246, an amount due from a stockholder of $52,000, accounts receivable of 2,073 and total assets of $243,319.
To date, we have financed our operations primarily through proceeds from the sales of our securities.

During the year ending December 31, 2023, the Company issued 94,946 shares of Class A Common Stock for net proceeds of $381,695 to investors in the Reg. CF Offering, discussed below.

We believe that our current levels of cash, not including any proceeds that may be received from the Reg. A Offering and the Reg. CF Offering, will be sufficient to meet our anticipated cash needs for our operations for at least the next 6 months, including our anticipated costs associated with becoming a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our financial resources, including any proceeds that we may receive from the Reg. A Offering and the Reg. CF Offering, are insufficient to satisfy our capital requirements and business growth goals, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Sources of Liquidity

Reg. A Offering

On February 18, 2022, pursuant to the Reg. A Offering Statement, and all subsequent offering circular supplements thereto, together with certain Selling Stockholders, we commenced an offering of a maximum of 17,647,058 shares of Class A Common Stock at a price per share of $4.25 and total maximum gross proceeds of $75,000,000 under Tier 2 of Regulation A of the Securities Act, on a delayed or continuous basis pursuant to Securities Act Rule 251(d)(3). Of the 17,647,058 shares of Class A Common Stock to be sold in the Reg. A Offering: (i) the Company offered up to 12,329,538 shares of Class A Common Stock for maximum gross proceeds of $52,500,000, or 70% of the proceeds from each closing on a pro-rata basis in the Primary Offering; and (ii) the Selling Stockholders offered up to 5,294,118 shares of Class A Common Stock for maximum gross proceeds of $22,500,000, or 30% of the proceeds from each closing on a pro-rata basis, in the Secondary Offering. The minimum per-investor investment in the Reg. A Offering was initially $497.25, or 117 shares. On July 8, 2022, the SEC qualified our Amended Offering Statement which amended our Reg. A Offering to: (a) include information contained in the Company's Special Financial Report on Form 1-K for the fiscal year ended December 31, 2021, filed on June 15, 2022, updating the Reg. A Offering Statement's plan of distribution and offering expenses sections relating to our termination of Dalmore as the broker-dealer of record for the Reg. A Offering; (b) disclose that the minimum investment amount per investor was reduced from $497.25, or 117 shares of Class A Common Stock, to $250.75, or 59 shares of Class A Common Stock; (c) file as an exhibit to the Amended Offering Statement the revised form of Subscription Agreement for the Reg. A Offering; and (d) update certain other information in, and file certain additional exhibits to, the Amended Offering Statement. The Amended Offering Statement, the Offering Circular filed on July 8, 2022, and all offering circular supplements filed subsequent thereto, provided for the Reg. A Offering to consist of a maximum of 17,613,626 shares of Class A Common Stock for maximum gross proceeds of $74,857,914, including up to 12,329,538 shares of Class A Common Stock in the Primary Offering for maximum gross proceeds of $52,400,539.80 and up to 5,284,088 Shares of Class A Common Stock in the Secondary Offering for maximum gross proceeds of $22,457,374.20. As of December 31, 2023, the Company had sold 29,442 shares of Class A Common Stock at a price per share of $4.25 in the Reg. A Offering for total gross proceeds of $125.128. Further information about the Reg. A Offering and disclosures are provided in the Amended Offering Statement, the Offering Circular filed on July 8, 2022, Supplement No. 1 to the Offering Circular dated July 8, 2022, filed on July 11, 2022, and Supplement No. 2 to the Offering Circular dated July 8, 2022, filed on September 28, 2022.

The Primary Offering and Secondary Offering are occurring simultaneously. The Primary Offering is being conducted

on a "best-efforts" basis, which means our directors and officers are using their commercially reasonable best efforts in an attempt to offer and sell the shares. Our directors and officers are not receiving any commission or any other remuneration for these sales. In offering the securities on our behalf, the directors and officers are relying on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Exchange Act. The Secondary Offering is being conducted by the selling stockholders in coordination with us and our agents, and we will not receive any of the proceeds from the Secondary Offering. We will bear all costs, expenses and fees in connection with the qualification or registration of the shares of Class A Common Stock being offered in the Secondary Offering, including with regard to compliance with state securities or "blue sky" laws. The selling stockholders will bear all commissions and discounts, if any, attributable to their sale of their shares of Class A Common Stock.

The Reg. A Offering will terminate on the earlier of: (i) such time as our board of directors decides that it is in our best interest to terminate the Reg. A Offering; (ii) such time as all of the Class A Common Stock offered in the Reg. A Offering is sold; or (iii) February 17, 2025. The Reg. A Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for the Reg. A Offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company. Once investor subscriptions are accepted by the Company, funds will be deposited into an account controlled by the Company. In the event we terminate the Reg. A Offering before the maximum offering amount is sold, we will close on all funds received and accepted up to that time and promptly issue all purchased and unissued Class A Common Stock. If an investor's subscription is rejected, the investor's payment (or portion thereof if partially rejected) will be returned within 30 days without interest.

We may hold a series of closings in which we and the selling stockholders receive the funds from the segregated investment account and issue the shares to investors. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us and the selling stockholders for securities sold by us and the selling stockholders, respectively, and we and the selling stockholders will have access to these funds even if they do not cover the expenses of the Reg. A Offering. We expect to hold closings on at least a monthly basis.

The Company formerly engaged Dalmore as broker-dealer of record to perform broker-dealer, administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Prior to the termination of Dalmore's agreement with the Company, Dalmore became entitled to a 1% commission, a one-time advance payment for out-of-pocket expenses equal to $5,000, a consulting fee of $20,000, and $11,750 for fees payable to FINRA. On or around June 1, 2022, our broker-dealer agreement with Dalmore was terminated. In addition to the out-of-pocket expenses, consulting fees and FINRA fees indicated above, we and the selling stockholders are required to pay Dalmore total commissions of $1,420.86.

As of May 1, 2023, we suspended offers and sales of securities in this offering. Through June 2023, we and the selling stockholders have raised a total of $178,759 in gross proceeds, of which the company's portion was $125,131. Further information about the Reg. A Offering and disclosures are provided in the Amended Offering Statement, the Offering Circular filed on July 8, 2022, Supplement No. 1 to the Offering Circular dated July 8, 2022, filed on July 11, 2022, and Supplement No. 2 to the Offering Circular dated July 8, 2022, filed on September 28, 2022.

Reg. CF Offering

On July 11, 2022, pursuant to that certain Offering Statement on Form C dated July 8, 2022, and all subsequent amendments thereto on Form C/A, we commenced the Reg. CF Offering of our Class A Common Stock. The Reg. CF Offering is for up to 716,464 shares of Class A Common Stock at a price per share of $4.25 and total maximum gross proceeds of $3,044,972, with Netcapital a funding portal registered with the SEC and a member of FINRA. The Reg. CF Offering does not have a deadline to meet the maximum offering amount thereunder. Except as updated or superseded by this Form C-AR, further information and disclosures about the Reg. CF Offering are provided in the Form C/A. During calendar year of 2023, the Company had sold 94,946 shares of Class A Common Stock at a price per share of $4.25 in the Reg. CF Offering for total gross proceeds of $403,520.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures over the course of the next twelve months.

Summary of Cash Flows

As of December 31, 2023, we had approximately $189,246 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Year Ended December 31,	
	2023	2022
Net cash provided by (used in) operating activities	$ (645,253)	$ (1,292,069)
Net cash provided by (used in) investing activities	-	-
Net cash provided by (used in) financing activities	381,704	264,960
Net increase (decrease) in cash and cash equivalents	(263,549)	(1,027,109)
Cash and cash equivalents at beginning of period	452,795	1,479,904
Cash and cash equivalent at end of period	$ 189,246	$ 452,795

Net cash used in operating activities was approximately $(645,253) for the year ended December 31, 2023, as compared to approximately $1.3 million for the year ended December 31, 2022. Our decrease in options expense was the primary driver of the decrease in net cash used in operating activities for the year ended December 31, 2023 compared to the year ended December 31, 2022.

The Company did not use any cash in, and no cash was provided by, investing activities during the years ended December 31, 2023 and 2022.

Net cash provided by financing activities was approximately $381,704 for the year ended December 31, 2023, as compared to approximately $0.3 million for the year ended December 31, 2022. The increase in net cash from financing activities in the year ended December 31, 2023 compared to the year ended December 31, 2022 was due to a increase in the issuance of securities in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Stock Options

During the year ended December 31, 2023, stock options to purchase 0 shares of Class A Common Stock were exercised for proceeds of $0 and stock options to purchase 3,279,035 shares of Class A Common Stock were forfeited by certain former employees, consultants, and advisors.

Debt

In March 2020 we inadvertently made an overpayment to our Chief Executive Officer, Archil Cheishvili, of $67,000. We and Mr. Cheishvili did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring Mr. Cheishvili to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with Mr. Cheishvili relating to the terms of the repayment by Mr. Cheishvili of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

For the year ended December 31, 2023, the Company approved a bonus to its CEO for $15,000. The note receivable balance was reduced by $15,000. As of December 31, 2023 and 2022, the note receivable balance was $52,000 and $67,000, respectively. On February 22nd, 2024 the board approved amending promissory note. Loan due payment date was changed to March 30th, 2027 in exchange of increasing interest rates from 2% to 3.5%.

Changes in Employee Compensation

As of December 31, 2019, the Company made an overpayment of $15,500 to Palatine Analytics for services. The Company believed that Palatine Analytics reimbursed the Company for the overpaid amount; however, in June 2022, the Company determined that it had not received the reimbursement. It then received $15,800 from Palatine Analytics. This payment included $15,500 in principal payment plus $300 in interest.

During the year ended December 31, 2022, the number of our employees decreased from 12 full-time and 2 part-time employees to four full-time and two part-time employees, respectively. In April 2022, a number of employees agreed to reductions in their monthly salaries. In aggregate, total monthly salaries were reduced by on average 40%. During the same period, one employee was granted 8,374 shares of restricted Class A Common Stock in exchange for services.

During the year ended December 31, 2022, options to purchase a total of 1,455,374 shares of Class A Common Stock were granted to various employees, board members, and contractors.

During the year ended December 31, 2022, the Company recorded a total of $1,138,806 in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense as of December 31, 2022 was $5,059,107.

During the year ended December 31, 2023, the Company granted a total of 340,532 stock options under the Plan to various and employees. The stock options had exercise price of $4.25 and expire after 10 years. The vesting terms of the stock options are as follows:

- 340,532 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over four years.

During the year ended December 31, 2023, 3,279,035 stock options were forfeited by various former employees,

The following table summarizes all stock option activity for the years ended December 31, 2023 and 2022:

	Number of Options		Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2021	6,482,950	$	1.13		9.68
Granted	1,455,374	$	2.68		10
Exercised	(365)	$	1.11		9
Forfeited/expired	(1,152,970)	$	2.17		9.35
Outstanding at December 31, 2022	6,784,989	$	1.28		8.77
Granted	340,532	$	4.25		9.39
Exercised	-	$	-		-
Forfeited/expired	(3,279,035)	$	1.25		7.39
Outstanding at December 31, 2023	3,846,486	$	1.59		7.89
Exercisable at December 31, 2023	2,864,180	$	1.39		7.73
Unvested stock options at December 31, 2023	982,306	$	1.69		7.74

Plan of Operations

Product Development

We have four major product-development goals for the next 12 months:

- Adding AI-powered and data-driven models to our AI marketplace.

- Research and development of the GenesisAI platform/protocol. Our goal is to enhance the protocol so that our technology allows seamless interactions among distinct AI tools. We would like to make progress in allowing AI tools to work synergistically together, including exchanging data and services.

- Researching how to create Artificial General Intelligence (AGI), or the hypothetical ability of an intelligent agent to understand or learn any intellectual task that a human being can. In other words, our AGI research efforts will focus on deploying expert AI models and how to connect them in a way that as a whole they are capable of doing almost everything that humans do (text analysis, speech understanding, image recognition, etc.).

- Enhancing our AI-powered email marketing tool by adding more automation, improving the ease of use, adding features, increasing number of email addresses we have, and fine-tuning AI models on data that we have been collecting.

Business Development Goal

Our primary business development goals for the next 12 months will be:

- Increasing number of users. Our goal is to increase the number of users we have on the GenesisAI marketplace platform. We believe that the platform will require network effects resulting from having large numbers of users before it can be commercialized.

- Signing partnership agreements with AI companies and individuals who are interested in deploying their solutions on our platform.

- Raising more capital so that we can accelerate our growth.

- Increase monthly revenue to $30,000 a month.

Achieving all of our goals will depend, to a large extent, on the amount of capital that we will raise within the next 12 months. Should we be unable to meet our capital-raising goals from either the Reg. CF Offering or the Reg. A Offering, or if the capital that we raise otherwise proves to be insufficient, we may be unable to meet some or all of our planned operations goals.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments.

We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 4). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments originated.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of ASC Topic 718, *Compensation-Stock Compensation*. Stock-based compensation expense for employees and non-employees is measured at the grant date fair value. Stock-based compensation for all stock-based awards to employees and directors is recognized as an expense over the requisite service period, which is generally the vesting period.

Research and Development

The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of payroll, options expense, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. Research and developments for the years ending December 31 2023 and 2022 were $948,743 and $1,352,132, respectively.

Recently Issued Accounting Pronouncements

None.

Going Concern

The Company began operations in 2018 and has incurred losses since Inception. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of December 31, 2023, the Company generated limited amount of revenue and will likely continue to incur losses until it is able to begin generating revenues sufficient to cover its operating costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth the annual compensation of each of the three highest paid persons who were executive officers or directors during our last completed fiscal year:

Name	Capacities in Which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Archil Cheishvili	Chief Executive Officer	175,000	15,000	190,000
Levan Silagadze	Director	4,200	-	4,200
Shota Shanidze	Director	4,200	-	4,200
All non-executive directors (2 persons)		8,400	0	8,400

Executive Employment Agreement

An employment agreement dated April 6, 2021, as amended on May 24, 2021 and April 14, 2022, between the Company and Archil Cheishvili, the Company's Chief Executive Officer, provides for an initial term commencing as of April 6, 2021 and ending on April 5, 2022, and automatically renewing for additional one (1) year periods unless either party provides written notice at least forty-five (45) days prior to the expiration of the initial term or any renewal period. Pursuant to the employment agreement, Mr. Cheishvili was entitled to an annual base salary of $200,000 and $350,000 during 2020 and 2021, respectively. Mr. Cheishvili was also entitled to a cash bonus for 2020 of $70,000 (which he waived in partial consideration for the cancellation and exchange of his Class A Common Stock for Class B Common Stock), and up to $200,000 for 2021 (the "2021 Bonus"). A bonus amount may also be awarded in subsequent years during Mr. Cheishvili's employment term in a maximum amount to be determined by the Company's board of directors in its sole discretion, based on the board's evaluation of Mr. Cheishvili's personal performance for the most recently completed fiscal year and the Company's financial performance for the most recently completed fiscal year, with each metric measured and determined by the Board in its sole discretion. The maximum amount of the 2021 Bonus was to be awarded only if the Company (i) reaches a market valuation of $100,000,000, (ii) adds ten more artificial intelligence supplier partners, (iii) finishes a technology that will easily allow companies to deploy their artificial intelligence tools on the Company's GenesisAI platform, and (iv) adds five more artificial intelligence models on the Company's GenesisAI platform. The amount raised from the Regulation D offering that the Company launched in 2020 will not be used to pay the 2021 Bonus. Effective as of April 15, 2022, the base salary was amended to $14,583 per month. On February 29th, the salary was amended to $11,000 per month [Exhibit 6.11].

Either party may terminate the employment agreement at any time without cause and for any reason or for no particular reason, subject to 30 days' advance written notice. If we terminate the employment agreement without cause, all compensation payable to Mr. Cheishvili under the employment agreement will cease as of the date of termination, and we will pay to Mr. Cheishvili the following sums: (i) any accrued but unpaid base salary and accrued but unused vacation and paid time off, which must be paid on the pay date immediately following the date of Mr. Cheishvili's termination, (ii) reimbursement for unreimbursed business expenses properly incurred by Mr. Cheishvili, which will be subject to and paid in accordance with the Company's expense reimbursement policy; and (iii) such employee benefits, if any, to which Mr. Cheishvili may be entitled under the Company's employee benefit plans as of the date of Mr. Cheishvili's termination; (iv) any outstanding equity awards subject to the terms of the Stock Incentive Plan and respective award agreements; and (v) equal installment payments payable in accordance with the Company's normal payroll practices, but no less frequently than monthly, which are in the aggregate equal to the remaining portion of the base salary for the year of the employment term in which Mr. Cheishvili is terminated, which severance payments will begin within 30 days following the date of Mr. Cheishvili's termination and continue until the 12-month anniversary of his date of termination. If we terminate the employment agreement for cause or the employment term is not renewed, then Mr. Cheishvili is only entitled to receive the compensation described in items (i)-(iii) above. If the employment agreement is terminated by Mr. Cheishvili or due to his death or disability, then Mr. Cheishvili (or his estate or representative as applicable) will be entitled to receive the compensation described in items (i)-(iv) above. Mr. Cheishvili's employment agreement contains restrictive covenants prohibiting him from owning or operating a business that competes with our company or soliciting our customers or employees for two years following the termination of his employment.

Independent Director Agreements

During the fiscal year ended December 31, 2021, we entered into independent director agreements with our non-executive directors Levan Silagadze and Shota Shanidze pursuant to their appointment to our Board of Directors in October 2021. Under the independent director agreements, we agreed to pay each director an annual cash fee of $15,000 and an initial award of stock options. We are required to pay the annual cash compensation fee to each director nominee in twelve equal installments no later than the fifth business day of each calendar month commencing in the first month following the agreement's effective date, October 12, 2021. We granted the options upon their appointment. The options may be exercised to purchase the number of shares of Class A Common Stock equal to 0.3% of our outstanding shares at an exercise price equal to $2.00 per share. The options will vest and become exercisable in forty-eight (48) equal monthly installments over the first four years following the date of grant, subject to the respective director nominee continuing in service on our board of directors through each such vesting date. The term of each stock option is ten (10) years from the date of grant. We will also reimburse each director nominee for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director nominee's duties for us. As also required under the independent director agreements, we have separately entered into a standard indemnification agreement with each of our non-executive directors.

In April 2022, each of our non-executive directors agreed to a reduced cash fee of $625 per month, effective April 15, 2022. In June 2022, each of our non-executive directors agreed to a further reduced cash fee of $350 per month, effective June 15, 2022. During 2022, we granted each non-executive director a stock option to purchase 705 shares of Class A Common Stock. The options may be exercised at an exercise price equal to $4.25 per share. The options will vest and become exercisable in forty-eight (48) equal monthly installments over the first four years following the date of grant, subject to the respective director continuing in service on our board of directors through each such vesting date. The term of each stock option is ten (10) years from the date of grant.

Stock Incentive Plan

In July 2018, we adopted the Plan. On September 29, 2021, our board of directors and stockholders approved an amendment to the Plan to increase the maximum number of shares of Common Stock that may be issued from 1,000,000 to 15,000,000, and to change all references to Common Stock in the Plan to Class A Common Stock.

The following is a summary of certain significant features of the Plan. The information which follows is subject to, and qualified in its entirety by reference to, the Plan document itself, which is filed as an exhibit to the Amended Offering Statement.

Awards that may be granted include incentive stock options as described in section 422(b) of the Code, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. These awards offer our employees, consultants, advisors and outside directors the possibility of future value, depending on the long-term price appreciation of our Class A Common Stock and the award holder's continuing service with our company or one or more of its subsidiaries.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purpose of the Plan is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company's stockholders.

Administration of the Plan: Administration of the Plan is entrusted to the board of directors. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All actions and decisions by the Board with respect to the Plan and any Awards shall be made in the Board's discretion and shall be final and binding on all Participants and any other persons having or claiming any interest in the Plan or in any Award.

Eligible Recipients: Persons eligible to receive awards under the Plan will be all of the Company's employees, officers and directors, as well as consultants and advisors to the Company.

Shares Available Under the Plan: The maximum number of shares of Class A Common Stock that may be delivered to participants under the Plan is 15,000,000, subject to adjustment for certain corporate changes affecting the shares, such as merger and acquisition. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan.

Stock Options

General. Subject to the provisions of the Plan, The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Class A Common Stock to be subject to each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant, as determined in good faith by the Board. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall not be less than 100% of the Grant Date Fair Market Value on such future date.

Exercise of Options. Options may be exercised by delivery to the Company of a notice of exercise in a form of notice (which may be electronic) approved by the Company, together with payment in full (in the manner specified in Section 5(f)) of the exercise price for the number of shares for which the Option is exercised. Shares of Class A Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the compensation committee at the time of grant; provided that such term cannot exceed ten years and that such term of an incentive stock option granted to a holder of more than 10% of our voting stock cannot exceed five years. Options will terminate before their expiration date if the holder's service with us terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of service, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the compensation committee and reflected in the grant evidencing the award.

Restricted Stock

General. The Board may grant Awards entitling Participants to acquire shares of Class A Common Stock ("Restricted Stock"), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the Participant in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. The Board may also grant Awards entitling the Participant to receive shares of Common Stock or cash to be delivered at the time such Award vests ("Restricted Stock Units") (Restricted Stock and Restricted Stock Units are each referred to herein as a "Restricted Stock Award").

Dividends. Unless otherwise provided in the applicable Award agreement, any dividends (whether paid in cash, stock or property) declared and paid by the Company with respect to shares of Restricted Stock ("Accrued Dividends") shall be paid to the Participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. Each payment of Accrued Dividends will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying shares of Restricted Stock. The Award agreement for Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock.

Voting Rights. A Participant shall have no voting rights with respect to any Restricted Stock Units.

Stock Appreciation Rights: Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of Class A Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Stock Awards: Stock awards can also be granted under the Plan. The Board may grant other Awards of shares of Class A Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Class A Common Stock or other property.

Other Material Provisions: In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the Board to the number of shares covered by outstanding awards or to the exercise price of such awards. Except as otherwise determined by the Board at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution.

Except as set forth above, we do not have any ongoing plan or arrangement for the compensation of directors and executive officers.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

The following includes a summary of transactions since the beginning of our fiscal year ended December 31, 2022, or any currently proposed transaction, in which we were or are to be a participant, in which any related person had or will have a direct or indirect material interest (other than compensation described under "*Compensation of Directors and Officers*"), and includes at least those transactions in which the amount involved exceeded or exceeds five percent of the aggregate amount of capital raised by us in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period. It also includes a summary of transactions since the beginning of our 2021 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under "*Compensation of Directors and Officers*"). "Related persons" are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, as of April 17, 2022 with respect to transactions in which the amount involved exceeded or exceeds five percent of the aggregate amount of capital raised by us in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, and any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, as of April 17, 2022 with respect to any transactions since the beginning of our 2021 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years; any immediate family member of any of the foregoing persons; or an entity controlled by any such person or persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the following transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions:

(1)   Our chief executive officer, Mr. Archil Cheishvili, is selling the majority of the common stock that is being offered in the secondary offering portion of the Reg. A Offering. Mr. Cheishvili may sell up to 5,035,235 shares, for gross proceeds of $21,399,748.75, which represents approximately 18.6% of his holdings of our common stock and approximately 11.3% of the total outstanding shares of our common stock. As of May 1, 2023, we suspended offers and sales of securities in this offering.

(2)   Since May 24, 2021, Davit Cheishvili, a sibling of our Chief Executive Officer, Archil Cheishvili, has been an employee of the Company. In 2023, 2022, and 2021, Davit Cheishvili received total compensation of $22,320, $35,600 and $24,500, respectively. Under an amended employment

agreement, Davit Cheishvili received $1,860 per month and was eligible for a bonus of up to 15% of base salary every six months. As of December 31st, 2023, Davit Cheishvili does not work at the company anymore.

(3)   In March 2020 we inadvertently made an overpayment to our Chief Executive Officer, Archil Cheishvili, of $67,000. We and Mr. Cheishvili did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring Mr. Cheishvili to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with Mr. Cheishvili relating to the terms of the repayment by Mr. Cheishvili of the overpayment of $67,000. For the year ended December 31, 2023, the Company approved a bonus to its CEO for $15,000. The note receivable balance was reduced by $15,000. As of December 31, 2023 and 2022, the note receivable balance was $52,000 and $67,000, respectively. On February 22nd, 2024 the board approved amending promissory note. Loan due payment date was changed to March 30th, 2027 in exchange of increasing interest rates from 2% to 3.5%.

OTHER INFORMATION

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws and has complied with the ongoing reporting requirements under Regulation Crowdfunding.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Archil Cheishvili*
(Signature)

Archil Cheishvili
(Name)

President, Chief Executive Officer (Principal Executive Officer and Principal Financial and Accounting Officer), and Director
(Title)

March 20th, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Archil Cheishvili*
(Signature)

Archil Cheishvili
(Name)

President, Chief Executive Officer (Principal Executive Officer and Principal Financial and Accounting Officer), and Director
(Title)

March 20th 2024
(Date)

/s/ *Shota Shanidze*

(Signature)

Shota Shandize

(Name)

Director

(Title)

March 20th 2024

(Date)

/s/ *Levan Silagadze*

(Signature)

Levan Silagadze

(Name)

Director

(Title)

March 20th, 2024

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

(See Attached)

GenesisAI Corporation

(a Delaware corporation)

Audited Financial Statements
Years Ending December 31, 2023 and 2022

Financial Statements

GenesisAI Corporation

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
GenesisAI Corporation

Opinion

We have audited the accompanying financial statements of GenesisAI Corporation (the Company) which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. The Company has suffered a loss from operations and has a working capital deficit which raises substantial doubt exists about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Heaton & Company, PLLC

Heaton & Company, PLLC
Farmington, Utah
February 29, 2024

GenesisAI Corporation
BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022

	December 31, 2023	December 31, 2022
ASSETS		
Current Assets		
Cash & cash equivalents	$ 189,246	$ 452,795
Due from Shareholders	52,000	67,000
Accounts receivable	2,073	-
Total Current Assets	243,319	519,795
TOTAL ASSETS	$ 243,319	$ 519,795
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$ 10,243	$ 35,510
Total Liabilities	10,243	35,510
STOCKHOLDERS'EQUITY		
Preferred stock, $0.0001 par value, 50,000,000 designated shares, 3,687,994 shares issued and outstanding as of December 31, 2023 and 2022	369	369
Common stock – Class A, $0.0001 par value, 195,000,000 shares authorized, 17,578,181 and 17,483,235 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,757	1,748
Common stock – Class B, $0.0001 par value, 32,000,000 shares authorized, 27,068,000 and 27,068,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	2,707	2,707
Additional paid-in capital	9,167,146	7,797,525
Accumulated deficit	(8,938,903)	(7,318,064)
Total Stockholders' Equity	233,706	484,285
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 243,319	$ 519,795

See accompanying notes to the financial statements.

GenesisAI Corporation.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

		2023		2022
Revenue				
	$	9,145	$	8,122
OPERATING EXPENSES				
Cost of revenue	$	4,500	$	12,331
Selling, general & administrative costs		681,266		1,182,813
Research & development		948,743		1,352,132
Total Operating Expenses		1,634,509		2,547,276
Loss from operations		(1,625,364)		(2,539,154)
OTHER INCOME				
Interest income		4,525		-
Total Other Income		4,525		-
Tax Provision		-		-
NET LOSS AND COMPREHENSIVE LOSS	$	($1,620,839)	$	(2,539,154)
Basic and diluted loss per share	$	(0.04)	$	(0.06)
Weighted average number of shares outstanding		44,646,180		44,557,186

See accompanying notes to the financial statements.

GenesisAI Corporation
Statement of Stockholders' Equity
For the Years Ended December 31, 2023 and 2022

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2021	3,687,994	$ 369	17,396,880	$ 1,740	27,080,000	$ 2,708	$ 6,319,466	$ (4,778,910)	$ 1,545,373
Conversion of common stock class B to common stock Class A	-	-	12,000	1	(12,000)	(1)		-	-
Exercise of stock options	-	-	365				404	-	404
Sale of Class A common stock	-	-	65,616	6	-	-	264,550	-	264,556
Issuance of Class A common stock for services	-	-	8,374	1	-	-	74,299	-	74,300
Stock option expense	-	-			-	-	1,138,806	-	1,138,806
Net loss	-	-	-	-	-	-	-	(2,539,154)	(2,539,154)
Balance, December 31, 2022	3,687,994	$ 369	17,483,235	$ 1,748	27,068,000	$ 2,707	$ 7,797,525	$ (7,318,064)	$ 484,285
Sale of Class A common stock	-	-	94,946	9	-	-	381,695	-	381,704
Stock option expense	-	-	-	-	-	-	987,926	-	987,926
Net loss	-	-	-	-	-	-	-	(1,620,839)	(1,620,839)
Balance, December 31, 2023	3,687,994	$ 369	17,578,181	$ 1,757	27,068,000	$ 2,707	$ 9,167,146	$ (8,938,903)	$ 233,076

See accompanying notes to the financial statements.

GenesisAI Corporation
STATEMENTS OF CASH FLOWS

		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(1,620,839)	$	(2,539,154)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock Options		987,926		1,138,806
Stock for Services		-		74,300
Change in operating assets and liabilities:				
Increase(decrease) in accounts payable and accrued liabilities		(25,267)		33,979
(Increase)decrease in due from shareholders		15,000		-
(Increase)decrease in accounts receivable		(2,073)		-
Net Used in Operating Activities		(645,253)		(1,292,069)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from exercise of stock options		-		404
Proceeds from the issuance of Common Stock		381,704		264,556
Net Cash Provided by Financing Activities		381,704		264,960
Net changes in cash and cash equivalents		(263,549)		(1,027,109)
Cash and cash equivalents – beginning of period		452,795		1,479,904
Cash and cash equivalents – end of period	$	189,246	$	452,795

See accompanying notes to the financial statements.

GENESISAI CORPORATION
Notes to the Financial Statements
For the Years Ended
December 31, 2023 and December 31, 2022

NOTE 1- NATURE OF OPERATIONS

GenesisAI Corporation ("GenesisAI", the "Company", or "we") was formed as a Delaware corporation on July 3, 2018. The Company's headquarters are in California.

The Company develops and markets an online marketplace for artificial intelligence solutions and products. It also develops and markets AI-powered email marketing tool.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible, within three months of origination, to known amounts as cash equivalents. As of December 31, 2023 and 2022, the Company had $179,281 and $0 in cash equivalents.

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values.

Income Taxes

The Company follows Accounting Standards Codification ("ASC")Topic 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established , when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the years ending December 31, 2023 and December 31, 2022 and has recorded no current income tax provision.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of ASC Topic 718, *Compensation-Stock Compensation*. Stock-based compensation expense for employees and non-employees is measured at the grant date fair value. Stock-based compensation for all stock-based awards to employees and directors is recognized as an expense over the requisite service period, which is generally the vesting period.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Selling, General & Administrative Costs

The primary components of sales, general & administrative costs are advertising, marketing & business development costs.

Research & Development

The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of payroll, options expense, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. Research and developments for the years ending December 31 2023 and 2022 were $948,743 and $1,352,132, respectively.

Basic Loss per Share

Basic and diluted loss per share are computed based on the weighted-average common shares and common share equivalents outstanding during the period. Except with respect to certain voting, conversion and transfer rights and as otherwise expressly provided in the Company's Articles of Incorporation or required by applicable law, shares of the Company's Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. Accordingly, basic and diluted net income (loss) per share are the same for both classes. Common share equivalents consist of stock options and restricted stock units. Common share equivalents were excluded from the computation of diluted earnings per share for the years ended December 31, 2023 and 2022, because their effect was anti-dilutive.

Weighted average shares of common stock outstanding used in the calculation of basic and diluted earnings per share were as follows:

	December 31,	
	2023	2022
Net loss per share, basic and diluted	(0.04)	(0.06)
Weighted average shares outstanding:		
Class A common stock	17,578,180	17,463,235
Class B common stock	27,068,000	27,073,951
Total weighted average shares outstanding	44,646,180	44,537,186
Antidilutive securities not included:		
Stock options	3,846,486	6,784,989
Convertible preferred stock	3,687,994	3,687,994
Total	7,534,480	10,472,983

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

NOTE 3 - CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $9,964 and $452,795 as of December 31, 2023 and December 31, 2022, respectively.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

In September 2021, the Company filed Amended and Restated Certificate of Incorporation, which, among other things, (a) authorizes 227,000,000 shares of Common Stock, $0.0001 par value per share, of which, (i) 195,000,000 shares shall be designated "Class A Common Stock," $0.0001 par value per share, and (ii) 32,000,000 shares shall be designated as "Class B Common Stock," $0.0001 par value per share, (b) authorize 50,000,000 shares of Preferred Stock, $0.0001 par value per share, and (c) effectuate a ten-for-one (10-for-1) forward split of the Company's Common Stock. All shares amounts have been retroactively adjusted to show the forward split. The Company increased the authorized number of shares under their Stock Incentive Plan from 10,000,000 to 15,000,000.

Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share, except that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not cause the automatic conversion of the transferred shares of Class B Common Stock into Class A Common Stock.

Each holder of shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of shares of Class B Common Stock and Class A Common Stock shall at all times vote together as one class on all matters except when otherwise required under the General Corporation Law of the State of Delaware or the Company's Certificate of Incorporation. Under the Company's certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Preferred Stock

The Company's board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A Common Stock or Class B Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in the Company's control or other corporate action.

Series A Preferred Stock

The Company's board of directors has used its authority to designate 612,330 shares of preferred stock as "Series A-1 Preferred Stock," 3,688,700 shares of preferred stock as "Series A-2 Preferred Stock," 658,800 shares of preferred stock as "Series A-3 Preferred Stock," 204,280 shares of preferred stock as "Series A-4 Preferred Stock," 340,000 shares of preferred stock as "Series A-5 Preferred Stock," and 8,000,000 shares of preferred stock as "Series A-6 Preferred Stock," with the rights and terms summarized below. The Company collectively refer to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock as the "Series A Preferred Stock." The Company created these six series of Series A Preferred Stock with varying original issue prices that correspond to the six different conversion prices of the Company's outstanding SAFEs so that the Company could convert all of their outstanding SAFEs into Series A Preferred Stock with the appropriate original issue price as described below.

Series A Preferred Stock - Rank

Each series of Series A Preferred Stock ranks senior to all Class A Common Stock and Class B Common Stock, junior to any other class or series of capital stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock, on parity with the Company's other authorized classes of preferred stock, and on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock, in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Series A Preferred Stock - Voting

Shares of Series A Preferred Stock each have one vote and vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

Series A Preferred Stock - Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a "deemed liquidation event" (as defined below), each holder of Series A Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares have a liquidation preference of an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share, or (b) such amount per share as would have been payable had all shares of its series of Preferred Stock been converted into Common Stock immediately prior to a liquidation , dissolution or winding up or a deemed liquidation event (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation the remaining assets available for distribution are insufficient to pay the holders of Series A Preferred Stock the full preferential amount to which they are entitled, the holders of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of each Series A Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or other transfer of all or substantially all of our assets to a non-affiliate of our company, or (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which the Company's stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions. The Original Issue Price is $2.00 for the Series A-1 Preferred Stock, $0.17 for the Series A-2 Preferred Stock, $0.17 for the Series A-3 Preferred Stock, $0.09 for the Series A-4 Preferred Stock, $0.10 for the Series A-5 Preferred Stock, and $0.01 for the Series A-6 Preferred Stock.

Series A Preferred Stock - Dividends

The Series A Preferred Stock is entitled to receive any dividends or other distributions paid on any shares of common stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the Company's board.

Voluntary Conversion

Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its Original Issue Price by the applicable conversion price, defined as initially equal to the Original Issue Price (1 share of preferred stock is convertible into 1 share of common stock) and subsequently adjusted to reflect the effect of stock splits and combinations, that is in effect at the time of conversion, rounded down to the nearest whole share.

Automatic Conversion

Upon (i) the closing of an initial public offering, (ii) the date that the Company or a successor to the Company becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a class of Series A Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, or (iv) upon any acquisition, all outstanding shares of such class of Series A Preferred Stock will automatically be converted into shares of Class A Common Stock, at the applicable ratio described above for voluntary conversions, rounded down to the nearest whole share.

Common Stock Issuances

2022

During the year ended December 31, 2022, the Company issued 65,616 of Class A common stock for net proceeds of $264,556 to investors via Regulation A+ and Regulation CF crowdfunding rounds.

During the year ended December 31, 2022, the Company's CEO converted 12,000 shares Class B common stock into 12,000 shares of Class A common stock.

2023

During the year ended December 31, 2023, the Company issued 94,945 of Class A common stock for net proceeds of $381,695 to investors via Regulation CF crowdfunding rounds.

Restricted Stock Units

During the year ended December 31, 2021, the Company issued 240,000 restricted stock units (RSUs) of Class A common stock to an advisor for services. 180,000 of the RSUs vested immediately and the remaining 60,000 RSUs vested at a rate of 1/12 per month. As of December 31, 2021, 205,000 of the RSU's had vested and $226,730 had been recorded as stock for services. During the year ended December 31, 2022, the remaining 35,000 RSUs vested and the Company recorded $38,710 as stock for services.

In 2022, the Company issued 8,374 RSUs of Class A common stock to an employee. The RSUs vested 1/4 per month and were fully vested as of December 31, 2022. The Company recorded stock for services in the amount of $35,589 related to these RSUs during the year ended December 31, 2022.

Activity related to our restricted stock units during the years ended December 31, 2023 and 2022, was as follows:

	Number of Units		Weighted Average Grant Date Fair Value
Total awards outstanding at December 31, 2021	35,000	$	1.106
Units granted	8,374	$	4.25
Units Exercised/Released	(43,374)	$	1.71
Units Cancelled/Forfeited	-	$	-
Total awards outstanding at December 31, 2022	-	$	-
Units granted	-	$	-
Units Exercised/Released	-	$	-
Units Cancelled/Forfeited	-	$	-
Total awards outstanding at December 31, 2023	-	$	-

As of December 31, 2023 and 2022, the remaining unrecognized expense related to the RSUs was $0.

Stock Options

The Corporation adopted the 2018 Stock Incentive Plan (the "Plan"), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of 15,000,000 shares of Common Stock as of December 31, 2023 and 2022.

During the year ended December 31, 2022, the Company granted a total of 1,455,374 stock options under the Plan to various consultants and employees. The stock options had exercise prices between $2.00 and $4.25 and expire after 10 years. The vesting terms of the stock options are as follows:

- 1,455,374 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over four years.

During the year ended December 31, 2022, 365 stock options were exercised for proceeds of $404 and 1,152,970 stock options were forfeited by various former employees, consultants, and advisors.

The fair value of options granted for the year ended December 31, 2022 was estimated on the date of grant using the Black-Scholes-Merton Model that uses assumptions noted in the following table.

	2022
Expected term (in years)	10
Expected stock price volatility	101 to 118 %
Risk-free interest rate	1.52 to 4 %
Expected dividend yield	0

During the year ended December 31, 2023, the Company granted a total of 340,532 stock options under the Plan to various and employees. The stock options had exercise price of $4.25 and expire after 10 years. The vesting terms of the stock options are as follows:

- 340,532 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over four years.

During the year ended December 31, 2023, 3,279,035 stock options were forfeited by various former employees,

The following table summarizes all stock option activity for the years ended December 31, 2023 and 2022:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2021	6,482,950	$	1.13	9.68
Granted	1,455,374	$	2.68	10
Exercised	(365)	$	1.11	9
Forfeited/expired	(1,152,970)	$	2.17	9.35
Outstanding at December 31, 2022	6,784,989	$	1.28	8.77
Granted	340,532	$	4.25	9.39

Exercised	-	$	-		-
Forfeited/expired	(3,279,035)	$	1.25		7.39
Outstanding at December 31, 2023	3,846,486	$	1.59		7.89
Exercisable at December 31, 2023	2,864,180	$	1.39		7.73
Unvested stock options at December 31, 2023	982,306	$	1.69		7.74

During the year ended December 31, 2023 and 2022, the Company recorded a total of $987,926 and $1,138,806, respectively, in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense is $1,848,400.

SAFEs

Since inception and through December 31, 2020, the Company had raised $843,265 in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs") and these amounts have been recorded to additional paid-in capital. During the year ended December 31, 2021, $625,021 of the SAFEs were converted into 3,687,994 shares of preferred stock.   On December 16, 2021, the Company's Chief Executive Officer exercised his powers as Designated Lead Investor to amend the conversion terms of SAFEs that were issued in exchange for proceeds of $625,390 to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a "Qualified Equity Financing" in accordance with the original SAFE terms. The converted SAFEs were then converted into 3,687,994 shares of Series A-2 Preferred Stock. These shares were granted for no consideration other than the original purchase amounts for the outstanding SAFE instruments. The Company granted these shares to the former SAFE holders pursuant to a private placement exemption from registration requirements.

As of December 31, 2023 and 2022, the remaining balance of SAFEs was $217,875. The terms of the remaining SAFEs are below.

An amount of $37,625 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $37,625. If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $15,250 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $50,000 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000 }.

In 2019, the Company has raised an additional $66,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the "2019 SAFEs") that were worth $115,000; $49,000 of the SAFEs were issued in exchange for advisory services instead of cash. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as $1,000,000 for $40,000 of the 2019 SAFEs; $1,200,000 for $25,000 of the 2019 SAFEs, $2,000,000 for $50,000 of the 2019 SAFEs worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either : (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

NOTE 5 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and has incurred losses since Inception. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of December 31, 2023, the Company generated limited amount of revenue and will likely continue to incur losses until it is able to begin generating revenues sufficient to cover its operating costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – RELATED PARTY TRANSACTIONS

In March 2020, the Company inadvertently made an overpayment to our CEO of $67,000. The Company and its CEO did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring the CEO to repay the Company the amount of the overpayment. In April 2021 we entered into a loan agreement with the CEO relating to the terms of the repayment by the CEO of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

For the year ended December 31, 2023, the Company approved a bonus to its CEO for $15,000. The note receivable balance was reduced by $15,000. As of December 31, 2023 and 2022, the note receivable balance was $52,000 and $67,000, respectively. On February 22nd, 2024 the board approved amending promissory note. Loan due payment date was changed to March 30th, 2027 in exchange of increasing interest rates from 2% to 3.5%.

The sibling of GenesisAI's CEO worked at GenesisAI and received the following compensation in 2023 and 2022 respectively: $22,320 and $37,101. As of December 31st, 2023, the sibling of GenesisAI's CEO does not work in GenesisAI anymore.

NOTE 7 - INCOME TAXES

The Company follows the provisions of ASC 740, "Income Taxes." This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred tax assets and the valuation account are as follows:

		December 31, 2023	December 31, 2022
Deferred tax assets:			
NOL carryover	$	1,033,572	900,660
Valuation allowance		(1,033,572)	(900,660)
Net deferred tax asset	$	-	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 21% to pretax income the years ended December 31, 2023 and 2022.

The components of income tax expense for the years ending December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Book loss	$	340,376	533,222
Stock for services and compensation		(207,464)	(254,752)
Interest paid		950	-
Change in NOL valuation allowance		(132,912)	(278,470)
Income tax expense	$	-	-

The Company currently has no issues creating timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty of the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. A provision for income taxes has not been made due to net operating loss carry-forwards of approximately $4,952,000 as of December 31, 2023, which may be offset against future taxable income. No tax benefit has been reported in the financial statements.

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2023, the Company had no accrued interest or penalties related to uncertain tax positions.

All tax years since inception remain subject to examination by major taxing jurisdictions.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2023, through February 29, 2024, the date when the financial statements were available to be issued and has determined the following items needed to be disclosed:

- The Company continued its Reg CF raise on Netcapital and has commitments of around $30,000.